As filed with the Securities and Exchange Commission on September 29, 1998
                                                      Registration No. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ---------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                         BERKSHIRE REALTY COMPANY, INC.
             (Exact Name of Registrant as Specified in its Charter)


          Delaware                                      04-3086485
(State or Other Jurisdiction                (I.R.S. Employer Identification No.)
Incorporation or Organization)

                               470 Atlantic Avenue
                           Boston, Massachusetts 02210
                                 (888) 867-0100
     (Address, Including Zip Code, and Telephone Number Including Area Code,
                  of Registrant's Principal Executive Offices)

                            Scott D. Spelfogel, Esq.
                         Berkshire Realty Company, Inc.
                               470 Atlantic Avenue
                           Boston, Massachusetts 02210
                                 (617) 423-2233
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent for Service)

                                   Copies to:
                             David E. Redlick, Esq.
                             Kenneth A. Hoxsie, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                                 (617) 526-6000

            Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.
            If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ].
            If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X].
            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ].
            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ].
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ].

                           ---------------------------
                         CALCULATION OF REGISTRATION FEE


====================================================================================================================================
        Title of each
          Class of                                           Proposed Maximum              Proposed Maximum             Amount of
      Securities to be                 Amount to            Offering Price Per            Aggregate Offering           Registration
         Registered                  be Registered               Share(1)                     Price (1)                    Fee
------------------------------------------------------------------------------------------------------------------------------------
        Common Stock,                   582,919                 $10.1875                      $5,938,488                $1,752
       $.01 par value
====================================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Section 457(c) under the Securities Act of 1933, as amended, and based upon the average of the high and low price of the Common Stock on the New York Stock Exchange on September 23, 1998.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED WITHOUT THE DELIVERY OF A FINAL PROSPECTUS. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 29, 1998

PROSPECTUS

                                 582,919 Shares
                         BERKSHIRE REALTY COMPANY, INC.
                                  COMMON STOCK

            Berkshire Realty Company, Inc. (the "Company"), is a self-administered and self-managed real estate investment trust ("REIT") which acquires, renovates, rehabilitates, develops and operates apartment communities. Founded in 1991 with 15 apartment communities containing approximately 4,200 units, as of July 31, 1998 the Company owned 80 apartment communities containing approximately 23,800 units located in Florida, Texas and the Mid-Atlantic and Southeastern United States (the "Properties") . The Company is a Delaware corporation, and its shares of common stock, $.01 par value per share (the "Common Stock"), are listed on the New York Stock Exchange ("NYSE") under the symbol "BRI." The shares of Common Stock are subject to certain restrictions on ownership designed to preserve the Company's status as a REIT for federal income tax purposes. See "Risk Factors -- Anti-Takeover Provisions" and "Description of the Capital Stock of the Company -- Restrictions on the Ownership and Transfer of Excess Shares." The closing sales price of the Common Stock as reported by the NYSE on September 25, 1998 was $10.1875 per share.

            This Prospectus relates to the possible issuance by the Company of up to 582,919 shares of Common Stock (the "Redemption Shares"), if and to the extent that certain holders (the "Unitholders") of 582,919 units of limited partnership interest ("Units") in BRI OP Limited Partnership (the "Operating Partnership") exchange such Units for Redemption Shares. Of such 582,919 Units,
(i) 210,658 Units were issued to Unitholders in their capacity as partners in Heritage Hill Limited Partnership in connection with the acquisition by the Operating Partnership of a 120-unit apartment complex known as Heritage Hill on July 22, 1997; (ii) 276,641 Units were issued to Unitholders in their capacity as partners in Harper's Mill Limited Partnership in connection with the acquisition by the Operating Partnership of a 144-unit apartment complex known as Harper's Mill on July 22, 1997; and (iii) 95,620 Units were issued to Unitholders in their capacity as partners in Lamplighter Ridge Limited Partnership in connection with the acquisition by the Operating Partnership of a 168-unit apartment complex known as Lamplighter Ridge on September 23, 1997.

            Pursuant to the Amended and Restated Agreement of the Operating Partnership (the "Partnership Agreement"), a Unitholder has the right, exercisable at any time after the first anniversary of the issuance of Units to him or her, to convert all or a portion of the Units so issued into shares of Common Stock or cash, as determined by the Company. Upon receipt of a notice that a Unitholder is exercising this right, the Company, at the direction of the Operating Partnership, will either (i) convert the tendered Units into an equivalent number of shares of Common Stock, or (ii) pay the Unitholder cash for each such Unit in an amount equal to the market value of a share of Common Stock. See "Description of Units and Conversion of Units -- General."

            The Company anticipates that generally the Operating Partnership will direct the Company to issue Common Stock pursuant to this Prospectus in exchange for Units rather than paying cash. As a result, the Company may from time to time issue up to 582,919 Redemption Shares upon the acquisition of Units for which Unitholders have exercised their conversion rights. Accordingly, the Company is registering the Redemption Shares to provide Unitholders with freely tradable securities upon conversion.

            The Unitholders and any agents, dealers or underwriters that participate with the Unitholders in the resale of the shares of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in which case any commissions received by such agents, dealers or underwriters and any profit on the resale of the shares of Common Stock purchased by them may be deemed underwriting commissions or discounts under the Securities Act. See "Registration Rights" for indemnification arrangements between the Company and the Unitholders.

                     --------------------------------------

      FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                     --------------------------------------

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is September __, 1998

                              AVAILABLE INFORMATION

            The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Company is required to file electronic versions of these documents through the Commission's Electronic Data Gathering Analysis and Retrieval system (EDGAR). The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock of the Company is listed on the New York Stock Exchange, and similar information concerning the Company can also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

            The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments, supplements, exhibits and schedules thereto, the "Registration Statement") under the Securities Act, with respect to the securities offered pursuant to this Prospectus. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, as certain items are omitted in accordance with the rules and regulations of the Commission. For further information concerning the Company and the securities offered hereby, reference is made to the Registration Statement, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission at the locations listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

            The following documents heretofore filed by the Company with the Commission (File No. 1-10660) are incorporated herein by reference:

            (a) Annual Report on Form 10-K for the year ended December 31, 1997 as filed on March 31, 1998, as amended by Form 10-K/A as filed on April 7, 1998 and by Form 10-K/A as filed on May 26, 1998;

            (b) Current Report on Form 8-K as filed on February 13, 1998, as amended by Form 8-K/A as filed on March 31, 1998;

            (c) Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 as filed on May 15, 1998;

            (d)  Current Report on Form 8-K as filed on May 27, 1998;

            (e) Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 as filed on August 14, 1998; and

            (f) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A as filed on November 19, 1990, including any amendments or reports filed for the purpose of updating such description.

            All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all Redemption Shares offered hereby have been sold or which deregisters all Redemption Shares then remaining unsold shall be deemed to be incorporated by reference into this Prospectus and made a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

            The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference herein (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to: Berkshire Realty Company, Inc., 470 Atlantic Avenue, Boston, Massachusetts 02210, Attention: Investor Communications Department, telephone
(888) 867-0100.

            The following is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere and incorporated by reference in this Prospectus. Unless the context requires otherwise, as used herein, the term "Company" includes Berkshire Realty Company, Inc., and those entities in which the Company holds a majority of the economic interests, including BRI OP Limited Partnership (the "Operating Partnership"), and Berkshire Apartments, Inc., the sole general partner of the Operating Partnership (the "General Partner").

            No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction in which such offer or solicitation of an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any offer or sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any date hereof.

               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

            Certain statements in this Prospectus and in the documents incorporated herein constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. For this purpose, any statements contained herein or incorporated herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "may," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements. These factors include those set forth in "Risk Factors" herein.

                                  RISK FACTORS

            An investment in the Common Stock involves various risks. Unitholders should carefully consider the following information in conjunction with the other information set forth or incorporated by reference in this Prospectus before making an investment decision regarding the Redemption Shares.

Tax Consequences to Unitholders of Exchange of Units

            Tax Consequences of Exchange of Units. In the event that a Unitholder exercises his or her rights to convert Units into cash or Redemption Shares, the Company's acquisition of such Units will be treated for tax purposes as a sale of the Units. Such a sale will be fully taxable to the Unitholder and the Unitholder will be treated as realizing for tax purposes an amount equal to the sum of the cash received or the value of the Redemption Shares received, as the case may be, plus the amount of any Operating Partnership liabilities allocable to such Units at the time of disposition. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the amount of cash or the value of the Redemption Shares received upon such disposition. See "Description of Units and Redemption of Units -- Tax Consequences of Conversion." In addition, the ability of the Unitholder to sell a substantial number of Redemption Shares in order to raise cash to pay tax liabilities associated with the conversion of Units may be limited as a result of fluctuations in the market price of the Common Stock, and the price the Unitholder receives for such shares may not equal the value of the Units at the time of the election to convert.

            Potential Change in Investment Upon Redemption of Units. If a Unitholder exercises his or her right to require the conversion of all or a portion of his or her Units, the Unitholder may receive, at the discretion of the Operating Partnership, Redemption Shares or cash. If the Unitholder receives cash, the Unitholder will not have any interest in the Company or the Operating Partnership (except to the extent that he or she has not elected to convert Units) and will not benefit from any subsequent increases in the value of Common Stock and will not receive any future distributions from the Company or the Operating Partnership (unless the Unitholder retains or acquires in the future additional Common Stock or Units). If the Unitholder receives Common Stock, the Unitholder will become a shareholder of the Company rather than a holder of Units in the Operating Partnership. See "Description of Units and Conversion of Units -- Comparison of Ownership of Units and Common Stock."

Development and Acquisition Risks

            Acquisition Risks. The Company regularly evaluates many potential acquisitions, the process of which involves costs which are non-recoverable. There can be no assurance that properties which are acquired will perform in accordance with expectations or that cost estimates for improvements to the acquired properties in order to bring them up to the Company's standards will be accurate. In connection with acquisitions in which the sellers received Units, the Company has agreed to certain restrictions on its ability to sell (subject to like-kind exchanges), refinance or pay down indebtedness (subject to refinancing on terms which would not affect the tax basis of such Unit recipient(s)) on such properties for various periods of time extending beyond a year. These restrictions may impair the ability of the Company to take actions during the period such restrictions apply that would otherwise be in the best interests of the Company's shareholders and, therefore, may have an adverse effect on the Company's results of operations, financial condition and ability to make expected distributions to shareholders. The Company anticipates that it may agree to similar restrictions in connection with future acquisitions.

            Development Risks. The Company also intends to continue the development and expansion of apartment communities in accordance with the Company's development and underwriting policies as opportunities arise in the future. Risks associated with such development and construction activities include the following: (i) the Company may abandon development opportunities after expending resources to determine a project's feasibility; (ii) construction costs of a project may exceed original estimates; (iii) occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable; (iv) financing may not be available on favorable terms for development of a property; and (v) construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations. If any of the foregoing occurs, the Company's results of operations, financial condition and ability to make expected distributions to shareholders could be adversely affected. In addition, new development activities, regardless of whether they are ultimately successful, typically require a substantial portion of management's time and attention.

            The Company anticipates that future development will be financed, in whole or in part, through additional equity offerings or through the Company's lines of credit or other forms of secured or unsecured construction financing that will result in the risk that, upon completion of construction, permanent financing for newly developed properties may not be available or may be available only on disadvantageous terms.

            Risks Associated with Growth. The Company is currently experiencing a period of rapid growth. During 1997 and the first six months of 1998, the Company acquired 46 apartment communities containing an aggregate of approximately 11,600 units. The integration of the recent acquisitions into existing management and operating structures presents a management challenge. Although the Company believes it has sufficient management depth to lead the Company through this period of rapid growth, there can be no assurance that the Company will be able to assimilate these recent acquisitions or any further acquisitions into its portfolio without certain operating disruptions and unanticipated costs. The failure to successfully integrate acquisitions could have an adverse effect on the Company's results of operations, financial condition and ability to pay expected distributions to shareholders.

Vote Regarding Continuation of the Company

            The Restated Certificate of Incorporation of the Company, as amended (the "Certificate"), requires that the Board of Directors of the Company prepare and submit to the shareholders, on or before December 31, 1998, a proposal to liquidate the Company's assets and distribute the net proceeds of such liquidation. The liquidation proposal will become effective only if approved by shareholders holding a majority of the shares then outstanding. If the Company were liquidated, there would be no assurance that the proceeds of the liquidation per share of Common Stock would equal the value of a Redemption Share at the time of a Unitholder's election to convert his or her Units or the market value of such a Redemption Share at any particular time. In the event the Company solicits such shareholder vote, the Company will incur costs associated with the appraisal of the Company's real estate assets and the shareholder solicitation regardless of the outcome of such vote.

General Real Estate Risks

            The ownership of real estate presents a variety of risks, including the risks described below:

            General. The Company invests in apartment communities and as such will be subject to varying degrees of risk generally incident to the ownership and development of real property. The underlying value of the Company's real estate investments and the Company's financial condition and ability to make expected distributions to its shareholders will be dependent upon its ability to operate and develop its properties in a manner that will maintain or increase revenues and to generate sufficient income in excess of operating expenses. Income from the properties may be adversely affected by changes in national and local economic conditions such as oversupply of apartment units or a reduction in demand for apartment units in the Company's markets, the attractiveness of the properties to tenants, changes in interest rates and in the availability, cost and terms of mortgage financings, the ongoing need for capital improvements, particularly in older structures, changes in real estate tax rates and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, civil unrest, acts of God, including natural disasters (which may result in uninsured losses), acts of war and other factors which are beyond the control of the Company.

If the Company were unable to promptly renew or relet the leases for a significant number of apartment units, or, if the rental rates upon such renewal or reletting were significantly lower than expected rates, the Company's results of operations, financial condition and ability to make expected distributions to shareholders might be adversely affected. In addition, certain expenditures associated with each apartment community (such as real estate taxes and maintenance costs) are generally not reduced when circumstances cause a reduction in income from such property.

            Dependence on Primary Markets. Substantially all of the communities owned by the Company are located in Florida, Texas and the Mid-Atlantic and Southeastern United States and, therefore, the Company's results of operations, financial condition and ability to make expected distributions to shareholders will be linked to the economic conditions in these markets as well as the market for apartment communities generally. To the extent that these conditions affect the market for apartment communities, they could have an adverse effect on the Company's results of operations, financial condition and ability to make expected distributions to shareholders.

            Regulatory Risks. Real estate is governed by a wide variety of federal, state and local zoning, subdivision, planning, building, environmental and other land use laws and regulations. Such laws may place significant restrictions on the Company's ability to develop real estate or to improve real estate which it owns, and even unintentional violations of such laws and regulations by the Company or its tenants may result in forced corrective action and substantial monetary penalties. In addition, as to multifamily residential apartment properties, various federal, state and local laws and regulations may restrict the amount and process by which rents may increase, as well as the Company's right to convert a property to other uses, such as condominiums or cooperatives. Further, increases in real estate taxes and income, service or other taxes generally are not passed through to tenants under the Company's leases and may adversely affect the Company's results of operations, financial condition and ability to make expected distributions to shareholders.

            Risks of Liability and Loss. The development and ownership of real estate may result in liability to third parties, due to conditions existing on a property which result in injury. Such liability may be uninsurable in some circumstances or may exceed the limits of insurance maintained at typical amounts for the type and condition of such property. In addition, real estate may suffer a loss in value due to casualties such as fire or hurricane. Such loss may be uninsurable in some circumstances or may exceed the limits of insurance maintained at typical amounts for the type and condition of the property. Real estate may also be taken, in whole or in part, by public authorities for public purposes in eminent domain proceedings. Awards resulting from such proceedings may not adequately compensate the Company for the value lost.

            Value and Illiquidity of Real Estate. Real estate investments are relatively illiquid. The Company's ability to vary its portfolio in response to changes in economic and other conditions will therefore be limited. If the Company must sell an investment, there can be no assurance that it will be able to dispose of the investment in the time period it desires or that the sales price of the investment will recoup or exceed the amount of the Company's cost for the investment.

            Potential Adverse Effect on Results of Operations Due to Operating Risks. The Company's properties are subject to operating risks common to real estate in general, any and all of which may adversely affect occupancy or rental rates. The Company's properties are subject to increases in operating expenses such as cleaning, electricity, heating, ventilation and air conditioning, elevator repair and maintenance; insurance and administrative costs; and other general costs associated with security, landscaping, repairs and maintenance. If operating expenses increase, the local rental market may limit the extent to which rents may be increased to meet such increased expenses without decreasing occupancy rates. While the Company implements cost-saving incentive measures at each of its properties, if such expenses increase faster than rental rates, the Company's results of operations, financial condition and ability to pay distributions to shareholders could be adversely affected.

            Competition. All of the Company's properties are located in developed areas that include other multifamily residential properties. The number of competitive properties in a particular area could have a material adverse effect on the Company's ability to lease apartment units or the rents charged for such units. The Company may be competing with other entities that have greater resources than the Company and whose executives have more experience than the Company's officers and directors. In addition, other forms of housing, including manufactured housing community properties and single-family housing provide alternatives to potential residents of multifamily residential properties.

            Cost of Compliance with Fair Housing Amendments Act and Americans with Disabilities Act. The Fair Housing Amendments Act (the "FHA") imposes certain requirements related to access by physically handicapped persons on multifamily properties first occupied after March 13, 1991 or for which construction permits were obtained after June 15, 1990. Noncompliance with the FHA could result in the imposition of fines or the award of damages to private litigants. The Company believes that its properties that are subject to the FHA are in compliance with such law.

            All of the Company's properties must comply with the Americans with Disabilities Act (the "ADA") to the extent such properties are "public accommodations" or "commercial facilities," as defined by the ADA. The ADA requires that facilities, including leasing offices, open to the general public be made accessible to people with disabilities. Individual apartment units are not considered

"public accommodations" for purposes of the ADA. Compliance with the ADA requirements could require removal of access barriers and other capital improvements to the public areas of the Company's properties. Noncompliance could result in imposition of fines by the U.S. government or an award of damages to private litigants. The Company does not believe that any material changes to the properties are currently required by the ADA. If changes are subsequently required involving material expenditures, the Company's results of operation, financial condition and ability to make expected distributions to shareholders could be adversely affected.

            Uninsured Loss. The Company maintains comprehensive liability, fire, flood (where appropriate), extended coverage and rental loss insurance with respect to the Company's properties with policy specifications, limits and deductibles customarily carried for similar properties. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to earthquakes, riots or acts of war. Should an uninsured loss occur, the Company could lose both its investment in and anticipated profits and cash flow from a property.

            Risks of Joint Ventures. The investment by the Company in a joint venture partnership which owns property, instead of investing directly in the property itself, may, under certain circumstances, involve risks which would not otherwise be present. For example, the Company's joint venture partner may experience financial difficulties and such partner may at any time have economic or business interests or goals which are inconsistent with the business interests and goals of the Company or contrary to the Company's policies or objectives. Actions by (or litigation involving) such a partner might have the result of subjecting the property owned by the joint venture to liabilities in excess of those contemplated by the terms of the joint venture agreement. In addition, there is a risk of impasse between the parties since either party may disagree with a proposed transaction involving the property owned by the joint venture and impede any proposed action. The Company may own additional properties through joint venture partnerships between the Company and the sellers of the properties or other third party partners.

Risk of Adverse Effect on Company from Debt Servicing and Refinancing, Financial Covenants, Absence of Limitations on Debt and Increases in Interest Rates

            General. If the Company were unable to refinance its indebtedness on acceptable terms, or at all, the Company might be forced to dispose of one or more of its properties on disadvantageous terms, which might result in losses to the Company and might adversely affect the Company's results of operations, financial condition and ability to make expected distributions to shareholders. If interest rates or other factors at the time of the refinancing result in higher interest rates upon refinancing, the Company's interest expense would increase, which would adversely affect the

Company's results of operations, financial condition and ability to make expected distributions to shareholders. Furthermore, if a property is mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the mortgagee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of income and asset value to the Company. Even with respect to nonrecourse indebtedness, the lender may have the right to recover deficiencies from the Company in certain circumstances, including fraud and environmental liabilities. Foreclosures could also create taxable income without accompanying cash proceeds, thereby reducing the Company's cash available for distribution and hindering the Company's ability to meet the REIT distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). The Company is subject to risks normally associated with debt financing including the possibility that the Company will have insufficient cash flow to meet required principal and interest payments, be unable to satisfy financial covenants in its debt financing agreements, existing indebtedness (which in most cases will not be fully amortized at maturity) or secure favorable refinancing terms. Additionally, in connection with the acquisition of certain properties in exchange for Units, the Company has agreed to maintain certain levels of non-recourse debt on the properties in order to minimize the tax consequences of these acquisitions to the Unit recipients.

            Absence of Debt Limitation. The Company currently has a policy of incurring debt only if upon such incurrence the ratio of the Company's debt to the value of its assets would be 50% or less. Although the Company has adopted this policy, the Certificate and the Company's By-Laws, as amended (collectively, the "Organizational Documents"), do not contain any limitation on the amount of indebtedness the Company may incur. Accordingly, the Board of Directors could alter or eliminate this policy and would do so, for example, if it were necessary in order for the Company to continue to qualify as a REIT.

            Increase in Market Interest Rates on Variable Interest Rates. Outstanding advances under certain of the Company's credit facilities bear interest at a variable rate. The Company may incur additional variable rate indebtedness in the future. Accordingly, increases in interest rates could increase the Company's interest expense, which could adversely affect the Company's results of operations, financial condition and ability to pay expected distributions to shareholders. An increase in interest expense could also cause the Company to be in default under certain covenants of the credit facilities.

Potential Environmental Liability

            Under various Federal, state and local environmental laws, ordinances and regulations, an owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on such property. These laws often impose environmental liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's or operator's ability to sell or rent the property or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain third parties may seek recovery from owners or operators of such properties or persons who arranged for the disposal or treatment of hazardous or toxic substances and, therefore, are potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and injuries to persons and property.

            All of the properties have been the subject of a Phase I or similar environmental assessment (which involves general inspections without soil sampling or ground water analysis and generally without radon testing) completed by qualified independent environmental consultant companies. These environmental assessments have not revealed any environmental liability that would have a material adverse effect on the Company's results of operations, financial condition and ability to make expected distributions to shareholders, and the Company is not aware of any such environmental liability.

Dilution

            The interest of the Company's shareholders may be subject to dilution in the future since the Company has the ability to raise additional equity by offering shares for sale. The authorized but unissued capital stock of the Company (including additional authorized preferred stock, senior to the Common Stock) may be issued for any corporate purpose, including acquisitions of other entities which invest in or hold real estate investments, issuances of additional Common Stock pursuant to the Company's Amended and Restated Stock Option Plan and issuances which would make more difficult, and therefore less likely, changes in control of the Company. Any such issuance of additional stock could have the effect of diluting the earnings per share, book value per share, voting power of existing shares of Common Stock and ownership of persons seeking to obtain control of the Company. See "-- Anti-Takeover Provisions." The issuance by the Operating Partnership of additional Units convertible into shares of Common Stock in exchange for real property or other assets may also have a substantially similar dilutive effect.

            The Company also has an outstanding security convertible into Common Stock, Series 1997-A Convertible Preferred Stock ("Series 1997-A Preferred"). The conversion price of the Series 1997-A Preferred is subject to adjustment in certain events to provide anti-dilution protection to the holders of such stock. See "Description of the Capital Stock of the Company -- Preferred Stock."

Anti-Takeover Provisions

            In order to facilitate compliance with REIT requirements for tax purposes, the Organizational Documents place restrictions on the accumulation of shares in excess of 9.8% of the number of outstanding shares of Common Stock, subject to certain exceptions permitted with the approval of the Board of Directors to allow (i) underwritten offerings, or (ii) the sale of equity securities in circumstances where the Board of Directors determines the Company's REIT federal tax status will not be jeopardized. This ownership limitation may discourage a change in control of the Company and may also (i) deter tender offers for the Common Stock, which offers may be advantageous to shareholders and (ii) limit the opportunity for shareholders to receive a premium for their shares of Common Stock that might otherwise exist if an investor were attempting to assemble a block of Common Stock in excess of 9.8% of the outstanding shares of Common Stock or otherwise to effect a change in control of the Company.

            The Company's Organizational Documents contain certain provisions which may discourage a change in control of the Company. In particular, under the Company's Certificate, the election of Directors is staggered such that approximately one-third of the Directors are elected to three-year terms each year and a supermajority vote is required in order to amend those portions of the Organizational Documents which concern (1) the definition of "supermajority"; (2) the requirements for amending the Organizational Documents;
(3) the requirements regarding Excess Share ownership (i.e., ownership of shares in excess of 9.8% of the outstanding shares of Common Stock as described above);
(4) the actions which require a supermajority vote; and (5) the requirements regarding business combinations. Certain additional provisions restrict the shareholders' ability to nominate candidates for election as Directors and to alter, amend and adopt provisions inconsistent with, or to repeal certain provisions of, the Organizational Documents. In addition, the Company is subject to Section 203 of the Delaware General Corporation Law, which restricts business combinations between the Company and its shareholders. The foregoing provisions may have the effect of delaying, deferring or preventing a transaction or change in control of the Company that might involve a premium price for the shares of Common Stock or that otherwise might be in the best interest of the Company's shareholders.

            The Company has an authorized class of 60,000,000 shares of preferred stock. Currently the Company has approximately 2.7 million shares of its 1997 Series-A Preferred outstanding. The remaining 57.3 million shares may be issued by the

Board of Directors on such terms and with such rights, preferences and designations as the Board may determine. Issuance of such preferred stock, depending on the rights, preferences, and designations thereof, may have the effect of delaying, deterring, or preventing a change in control of the Company.

Tax Risks

            Risk of Termination of REIT Status. The Company was organized and intends to continue to conduct its operations to enable it to qualify as a REIT under the Code. To maintain its status as a REIT, the Company must continually meet certain criteria concerning, among other things, its Common Stock ownership, the nature of its assets, the sources of its income, and the amount of its distributions to shareholders. If the Company fails to qualify, the Company would be taxed on its income at regular corporate tax rates. The payment of such tax by the Company would substantially reduce the funds available for distribution to shareholders or for reinvestment and, to the extent that distributions had been made in anticipation of the Company's qualification as a REIT, the Company might be required to borrow additional funds or to liquidate certain of its investments in order to pay the applicable tax. Moreover, should the Company's election to be taxed as a REIT be terminated, the Company may not be able to elect to be treated as a REIT for the following five-year period. The Company also might be required to borrow funds or to liquidate certain of its investments to maintain REIT status. See "Federal Income Tax Considerations."

            REIT Minimum Distribution Requirements; Possible Incurrence of Additional Debt. In order to qualify as a REIT, the Company generally will be required each year to distribute to its shareholders at least 95% of its taxable income (excluding any net capital gain). In addition, the Company will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of (i) 85% of its ordinary income for that year, (ii) 95% of its capital gain net income for that year, and (iii) 100% of its undistributed taxable income from prior years.

            The Company intends to make distributions to its shareholders to comply with the 95% distribution requirement and to avoid the nondeductible excise tax. The. Company's income will consist primarily of its share of the income of the Operating Partnership, and the cash available for distribution by the Company to its shareholders will consist of its share of cash distributions from the Operating Partnership. Differences in timing between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company could require the Company, through the Operating Partnership, to borrow funds on a short-term basis to meet the 95% distribution requirement and to avoid the nondeductible excise tax. The requirement to distribute a substantial portion of the Company's net taxable income could cause the Company to distribute amounts that otherwise would be spent on future acquisitions, capital expenditures or repayment of debt, which would require the Company to borrow funds or to sell assets to fund the costs of such items.

            Failure of the Operating Partnership to be Classified as a Partnership for Federal Income Tax Purposes; Negative Impact on REIT Status. The Company has not requested, and does not expect to request, a ruling from the Internal Revenue Service ("IRS") that the Operating Partnership (and each of its noncorporate Operating Subsidiaries (as hereinafter defined) will be classified as partnerships for federal income tax purposes. If the IRS were to successfully challenge the tax status of the Operating Partnership (or any noncorporate Operating Subsidiary) as a partnership for federal income tax purposes, the Operating Partnership (or the noncorporate Subsidiary) would be taxed as a corporation. In such event, the Company would likely cease to qualify as a REIT for a variety of reasons. Furthermore, the imposition of a corporate income tax on the Operating Partnership would reduce substantially the amount of cash available for distribution from the Operating Partnership to the Company and its shareholders. See "Federal Income Tax Considerations -- Other Tax Consequences -- Effect of Tax Status of the Operating Partnership on REIT Qualification."

            Investment by Qualified Plans Poses Additional Risks. The fiduciary of a qualified profit-sharing, pension or other retirement plan should take into consideration certain fiduciary responsibilities and the definition of "plan assets" under ERISA and applicable Department of Labor regulations.

            Possible Changes in Tax Law. Prospective investors should recognize that the present federal income tax treatment of an investment in the Company may be modified, prospectively or retroactively, by legislative, judicial or administrative action at any time. In addition to any direct effects which such changes might have, such changes might also indirectly affect the market value of all real estate investments, including those of the Company and, consequently, the ability of the Company to realize its business objectives.

Dependence on Key Personnel

            The Company is dependent on the efforts of its senior executive officers. While the Company believes that it could find replacements for these key personnel, the loss of their services could have a temporary adverse effect on the operations of the Company. As of January 31, 1998, the President and Chief Executive Officer, Executive Vice President and Chief Operating Officer, Executive Vice President and Chief Financial Officer, Executive Vice President for Acquisitions and Chief Investment Officer, Senior Vice President of Development and President of the Mid-Atlantic Region had entered into employment agreements with the Company.

Risks of Mortgage Acquisitions

            The Company may acquire real estate through the acquisition of distressed mortgage loans. In such a case, the Company would succeed to the position of the mortgage lender with the expectation of foreclosing on the mortgaged property and taking title to it. The Company may encounter certain legal and regulatory obstacles to foreclosure which could delay or impede the taking of title to the property by the Company. During the time prior to foreclosure, it is possible that the borrower of the mortgage loan may make no mortgage payments to the Company.

Possible Adverse Impact of Market Conditions on Market Price

            The market value of the Common Stock could be substantially affected by general market conditions, including changes in interest rates, government regulatory action and changes in tax laws. An increase in market interest rates may lead purchasers of the Common Stock to demand a higher annual dividend yield on the Common Stock, which could adversely affect the market price of the Common Stock. Moreover, numerous other factors, such as government regulatory action and changes in tax laws, could have a significant impact on the future market price of the Common Stock or other securities.

                                   THE COMPANY

General

            The Company is a self-administered and self-managed REIT which acquires, renovates, rehabilitates, develops and operates apartment communities. Founded in 1991 with 15 apartment communities containing approximately 4,200 units, as of July 31, 1998 the Company owned 80 apartment communities containing approximately 23,800 units located in Florida, Texas and the Mid-Atlantic and Southeastern United States.

            The operations of the Company are conducted primarily through the Operating Partnership and through their other subsidiaries (the "Operating Subsidiaries"). As of June 30, 1998, the Company held approximately 80.4% of the partnership interests in the Operating Partnership in its capacity as a special limited partner and through its 100% ownership of the General Partner. The remaining approximately 19.6% of the partnership interests in the Operating Partnership was owned by affiliated and unaffiliated third parties. Units are convertible on a one-for-one basis into shares of Common Stock or, at the Company's election, for cash, and holders of Units generally receive distributions per Unit equal to the dividend per share paid in respect of the Common Stock. The Company has agreed to select the type of currency of conversion as directed by the Operating Partnership.

            The Company's principal executive offices are located at 470 Atlantic Avenue, Boston, Massachusetts 02210 and its telephone number is (888) 867-0100. The Company's property management and development offices are located in Atlanta, Georgia. In addition, the Company operates six regional offices in Atlanta, Georgia; Baltimore and Columbia, Maryland; Greenville, South Carolina; Dallas and Houston, Texas. The Company has approximately 1,100 employees.

Recent Acquisitions

            On January 21, 1998, the Company acquired Countrywood Apartments, a 208-unit apartment community located in Dallas, Texas, for approximately $6.8 million. The Company paid cash of $2.0 million, assumed debt of $4.0 million and issued $720,000 of Units. The debt agreement requires monthly principal and interest payments based on an interest rate of 7.875% per annum along with monthly funding of real estate tax escrows.

            On February 4, and April 9, 1998, the Company acquired six apartment communities for approximately $81.2 million. The Company paid cash of approximately $58.9 million, issued $6.8 million of Units and assumed debt of $14.3 million. The debt agreements require monthly principal and interest payments based on an interest rate of 8.51% per annum along with monthly funding of real estate tax escrows. The apartment communities acquired are summarized as follows:



Property Name                   Location                    Number of Units
-------------                   --------                    ---------------
The Bluffs                      Austin, TX                              382
Pinto Ridge                     Austin, TX                              238
Carlyle Place                   San Antonio, TX                         184
6200 Gessner                    Houston, TX                             659
The Lodge                       Houston, TX                             240
Yorktown                        Houston, TX                             563
                                                            ---------------
                                                                      2,266
                                                            ===============

            On February 12, 1998, the Company acquired Old Forge, a 144-unit townhome community located in Baltimore, Maryland, for $7.3 million. The Company assumed debt of approximately $5.8 million and issued $1.5 million of Units. The debt agreement requires monthly principal and interest payments based on an interest rate of 7.055% per annum along with monthly funding of real estate tax escrows.

            On February 26, 1998, the Company acquired Seven Winds Apartments, a 232-unit garden style apartment community located in Tamarac, Florida, for $9.6 million. The Company paid cash of $7.8 million and issued $1.8 million of Units.

            On March 14, 1998, the Company acquired Lynn Lake Apartments, an 809-unit apartment property located in St. Petersburg, Florida which consists of 688 garden-style apartments and 121 townhomes, for $23.0 million. The Company paid cash of $2.4 million, assumed tax-exempt bond debt of $14.4 million and issued $6.2 million of Units. The bond agreements require monthly principal and interest payments based on an interest rate of 7.062% per annum along with monthly funding of real estate tax escrows.

            On June 18, 1998, the Company acquired Oaks of Marymount, a 319-unit apartment community located in San Antonio, Texas, for $11.4 million in cash.

            On July 8, 1998, the Company acquired four apartment communities located in metropolitan Atlanta for approximately $59.7 million. The Company paid cash of $19.3 million and assumed the related mortgage debt of $40.4 million. The mortgage agreements require monthly payments of principal and interest at interest rates ranging from 8.04% to 8.60% per annum along with funding of real estate tax escrows. The apartment communities acquired are summarized as follows:

Property Name                             Number of Units
-------------                             ---------------
Essex House                                      120
Highlands at Briarcliff                          140
Pines at Dunwoody                                389
River Parkway                                    427
                                               -----
                                               1,076


Recent Dispositions

            On January 5, 1998, the Company sold Tara Crossing, a 235,781 square foot retail center located in Jonesboro, Georgia, for approximately $9.5 million. The property had a depreciated cost basis of approximately $9.2 million which, after closing costs, resulted in a loss on sale of approximately $9,000.

            On January 30, 1998, the Company sold College Plaza, an 83,962 square foot retail center in Fort Myers, Florida, for approximately $6.0 million. The property had a depreciated cost basis of approximately $5.2 million which, after closing costs, resulted in a gain on sale of approximately $522,000. Also on January 30, 1998, the Company and its joint venture partner sold Spring Valley Marketplace, a 320,686 square foot retail center located in Spring Valley, New York, for approximately $29.6 million. The Company's share of the gain on the sale totaled approximately $50,000.

            On May 13, 1998, the Company sold a parcel of land located in Dallas, Texas, for approximately $2.0 million which resulted in a gain of approximately $564,000.

            There were no material relationships between the entities from whom the assets were acquired or to whom the assets were sold and the Company or any of its affiliates, any director or officer of the Company, or any associate of any such director or officer.

                                 USE OF PROCEEDS

            The Company will not receive any proceeds from the issuance of any Redemption Shares but will acquire Units for which the Company is required to issue Redemption Shares. With each such acquisition, the Company's interest in the Operating Partnership will increase.

                 DESCRIPTION OF THE CAPITAL STOCK OF THE COMPANY

            The authorized capital stock of the Company consists of 140,000,000 shares of Common Stock and 60,000,000 shares of Preferred Stock.

Common Stock

            Subject to such preferential rights as may be granted by the Board of Directors in connection with the future issuance of Preferred Stock, holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders and are entitled to receive ratably such dividends as may be declared in respect of the Common Stock by the Board of Directors in its discretion from funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of the holders of Preferred Stock. Holders of Common Stock have no subscription, conversion or redemption rights. Matters submitted for shareholder approval generally require a majority vote of the shares present and voting thereon; certain matters, however, require a supermajority vote. See " -- Charter and By-Law Provisions -- Voting Requirements." The outstanding shares of Common Stock are fully paid and nonassessable.

Preferred Stock

            General. The Board of Directors is empowered by the Company's Certificate to designate and issue from time to time one or more classes or series of Preferred Stock without shareholder approval. The Board of Directors may fix the relative rights, limitations, preferences and privileges of each class or series of Preferred Stock so issued. Because the Board of Directors has the power to establish the preferences and rights of each class or series of Preferred Stock, it may afford the holders in any series or class of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Stock.

            Series 1997-A Preferred Stock. The Company has designated and issued approximately 2.7 million shares of the Series 1997-A Preferred pursuant to the authority granted by the Certificate. As of the date hereof, approximately 2.3 million shares of Series 1997-A Preferred are owned by affiliates of Westbrook Partners, L.L.C. ("Westbrook"), and the balance is owned by six clients of Morgan Stanley, Dean Witter, Discover & Co. The outstanding shares of Series 1997-A Preferred are fully paid and nonassessable. The Certificate of Designation for the Series 1997-A Preferred sets forth the preferences, powers and rights of the holders of shares of such stock including, but not limited to, the following:

            Holders of shares of Series 1997-A Preferred are entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the payment of dividends, preferential cumulative quarterly cash dividends equal to the greater of (i) 2.25% of $25.00 per share (the price per share paid upon issuance of the Series 1997-A Preferred) (such $25.00, the "Stated Value") and (ii) the dollar amount of the dividend paid per share of Common Stock multiplied by the number of shares of Common Stock into which each share of Series 1997-A Preferred is then entitled to be converted. Such dividends accrue whether or not the Company has earnings or surplus and are payable before any dividends or distributions are paid on, or the Company makes any redemptions or purchases of, shares of Common Stock.

            Holders of shares of Series 1997-A Preferred are entitled to vote, together with the holders of Common Stock as one class, on all matters on which the holders of Common Stock are entitled to vote. Each share of Series 1997-A Preferred is entitled to the number of votes as equal the number of shares of Common Stock into which a share of Series 1997-A Preferred is then entitled to be converted. The affirmative vote of a majority of the Series 1997-A Preferred is required to (i) issue additional shares of Series 1997-A Preferred or increase the number of authorized shares of Series 1997-A Preferred, (ii) authorize any reclassification of the Series 1997-A Preferred, (iii) require the exchange of Series 1997-A Preferred, (iv) amend, alter or repeal any provisions of the By-Laws of the Company in a manner that would adversely affect the holders of Series 1997-A Preferred or (v) amend, alter or repeal any provisions of the Certificate of the Company, the terms of the Series 1997-A Preferred or any other pertinent organizational document in a manner that would adversely affect the rights and preferences of the Series 1997-A Preferred.

            In addition, for so long as there is outstanding at least 793,730 shares of Series 1997-A Preferred, the affirmative vote of a majority of the Series 1997-A Preferred is required for the following actions: (i) the transfer by the Company of the ownership of any interest in the General Partner of the Operating Partnership, the transfer by the General Partner to a third party of the right to exercise all or a portion of its rights as the General Partner of the Operating Partnership or the transfer by the Company in a single transaction or series of transactions of assets owned directly or indirectly by the Company having a value in excess of 10% of the fully-diluted market capitalization of the Company within any 90-day period or 20% of such market capitalization within any 360-day period, (ii) the Company's termination as a REIT, (iii) the alteration of the Company's business such that real estate assets owned directly or indirectly by the Company are, on a square foot basis, less than 90% invested in multifamily residential properties or (iv) the transfer, on or before September 19, 1998, of more than 30% of the Common Stock or Units held directly or indirectly by either Douglas Krupp, the Chairman of the Board, or David F. Marshall, the President and Chief Executive Officer.

            Holders of Series 1997-A Preferred are entitled to elect one Director to the Board of Directors of the Company. In addition, if four consecutive Series 1997-A Preferred quarterly dividends are in arrears, then the number of directors of the Company will be increased by the smallest number representing a majority of the number of Directors of the Company, and the holders of Series 1997-A Preferred will be entitled to elect such number of Directors.

            Upon (i) the transfer of substantially all the assets owned directly or indirectly by the Company, (ii) the merger or consolidation of the Company or the Operating Partnership with a third party (other than a merger of the Company and a wholly-owned subsidiary of the Company in which the fully-diluted market capitalization of the Company is unchanged), (iii) any recapitalization of the Company, the Operating Partnership and subsidiaries of the Company, considered as a whole, in a single transaction or series of transactions, aggregating 50% or more of the fully-diluted market capitalization of the Company or (iv) a change of control of the Company or the Operating Partnership, holders of Series 1997-A Preferred will be entitled to receive at their option either (i) out of the assets of the Company available for distribution to shareholders and before any payment to holders of Common Stock, an amount per share equal to 115% of the sum of the Stated Value and all accrued and unpaid dividends or (ii) Common Stock on conversion of their Series 1997-A Preferred.

            Upon liquidation, dissolution or winding-up of the Company, holders of Series 1997-A Preferred will be entitled to receive at their option either
(i) out of the assets of the Company available for distribution to shareholders and before any payment to holders of Common Stock, an amount per share equal to 115% of the sum of the Stated Value and all accrued and unpaid dividends if such event occurs before September 25, 2002, 110% of such sum if such event occurs on or after September 25, 2002 but before September 25, 2003, 105% of such sum if such event occurs on or after September 25, 2003 but before September 25, 2004 and 100% of such sum if such event occurs on or after September 25, 2004 or (ii) Common Stock on conversion of their Series 1997-A Preferred. Notwithstanding the foregoing, if such event occurs as a result of the adoption and implementation of a plan of liquidation pursuant to rights granted to shareholders in the Company's Certificate (see "-- Termination"), then holders of Series 1997-A Preferred who voted in favor of the adoption of such plan will be entitled to receive at their option either (i) an amount per share equal to 100% of the sum of the Stated Value and all accrued and unpaid dividends or (ii) Common Stock on conversion of their Series 1997-A Preferred.

            Each share of Series 1997-A Preferred is convertible at the option of the holder beginning September 19, 1998 into 2.0756 shares of Common Stock, based on a conversion price of $12.045 per share of Common Stock. The conversion price is subject to adjustment in certain events.

            In the event of the Company's termination as a REIT, each holder of Series 1997-A Preferred will have the right to require the Company to redeem any or all of such holder's shares of Series 1997-A Preferred at a redemption price per share equal to 115% of the sum of the Stated Value and all accrued and unpaid dividends.

            The terms of the Series 1997-A Preferred provide that it will rank prior to any other series of Preferred Stock, prior to Common Stock and prior to any other class or series of capital stock of the Company with respect to the payment of dividends, the right to redemption and the distribution preference in the event of a change in ownership or the liquidation, dissolution or winding-up of the Company. Except as otherwise agreed to in the Stock Purchase Agreement among the Company, Westbrook and Westbrook Berkshire Holdings, L.L.C., pursuant to which the shares of Series 1997-A Preferred were issued and sold, holders of Series 1997-A Preferred have no preemptive rights.

Charter and By-Law Provisions

            General. Shareholders' rights and related matters are governed by the Delaware General Corporation Law and the Company's Organizational Documents. Certain provisions of the Organizational Documents, which are summarized below, may make it more difficult to change the composition of the Board of Directors and may discourage or make more difficult any attempt by a person or group to obtain control of the Company.

            Voting Requirements. Holders of shares of Common Stock of the Company and Series 1997-A Preferred (voting on an as converted basis with the holders of shares of Common Stock although part of the same class), by a majority or supermajority vote, may take certain actions, including approving amendments to the Company's Certificate. Any such change, if approved by the holders of the requisite number of shares, would be binding on all nonconsenting shareholders. Under the Organizational Documents, a supermajority vote is required in order to amend those portions of the Organizational Documents which concern: (1) the definition of

"supermajority"; (2) the requirements for amending the Organizational Documents;
(3) the requirements regarding Excess Share ownership (see " -- Restrictions on the Ownership and Transfer of Excess Shares"); (4) the actions which require a supermajority vote; (5) the requirements regarding business combinations(see
"-- Business Combinations"); (6) the staggering of the terms of the Directors;
(7) the limitation of the liability of Directors; and (8) the perpetual life of the Company. A "supermajority" vote is defined to mean the vote or consent of shareholders owning at least 66-2/3% of the outstanding shares of capital stock entitled at the time to vote on the election of Directors. In addition, holders of shares of Series 1997-A Preferred have the special voting rights described under " -- Preferred Stock -- Series 1997-A Preferred Stock." Shareholders may not take action by written consent without a meeting.

            Special Meetings. Special meetings may be called, to address specific Company matters, by the Chairman of the Board, the President of the Company or a majority of the Directors or independent Directors. Shareholders may not call a special meeting.

            Staggered Board of Directors. The Certificate classifies the Directors, concerning the term of their respective directorships, into three classes, one of which is elected annually.

            The provisions for a classified Board, together with related provisions designed to strengthen the position of the Board by (i) providing for limitations on the removal of Directors and the filling of vacancies on the Board, (ii) requiring that shareholder action be taken only at an annual meeting or a special meeting and limiting the ability of shareholders to call special meetings, (iii) prescribing procedures for the advance notice of shareholder proposals and nominations of Directors by the shareholders and (iv) requiring a supermajority vote to effect changes in certain provisions, have the overall effect of making it more difficult to acquire and exercise control of the Company and to remove incumbent officers and Directors, providing such officers and Directors with enhanced ability to retain their positions. Such provisions may also limit shareholder participation in certain types of transactions that might be proposed whether or not such transactions were favored by a majority of shareholders.

Business Combinations

            The Organizational Documents affirmatively adopt Section 203 of the Delaware General Corporation Law, which prohibits Interested Shareholders (as defined below) from engaging in a Business Combination with the Company. Accordingly, the Organizational Documents provide that the Company shall not engage in any Business Combination (as defined below) with any Interested Shareholder for a period of three years following the time that such shareholder became an Interested

Shareholder, unless: (a) prior to such time, the Board approved either the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder; or (b) upon consummation of the transaction which resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the shares of the voting shares of the Company then outstanding, excluding shares held by Directors who are also officers of the Company and employees' stock plans in which employees do not have the right to determine confidentially whether shares held by the plan will be tendered in a tender or exchange offer; or (c) at or subsequent to such time, the Business Combination is approved by the Board and authorized by a supermajority vote, excluding the shares owned by the Interested Shareholder. The term "Business Combination" is defined to include, among other things, a merger or consolidation of the Company with, or caused by, an Interested Shareholder and other specified transactions which would have the effect of the Interested Shareholder gaining control of the Company. An "Interested Shareholder" includes, among others, any person owning 15% or more of the outstanding voting shares of the Company; provided, however that the term "Interested Shareholder" does not include any person whose ownership of shares in excess of 15% is the result of action taken solely by the Company. In that event, such person would be considered an Interested Shareholder if he thereafter acquired additional voting shares of the Company, except as a result of further Company action not caused by such Interested Shareholder.

            The provisions of the Organizational Documents concerning Business Combinations and the restriction on the transfer of shares which are described above cannot be changed except by amendment to the Organizational Documents by a supermajority vote.

            Pursuant to the Delaware General Corporation Law, the Company cannot merge with or sell all or substantially all of the assets of the Company, except pursuant to a resolution approved by the affirmative vote of a majority of the outstanding shares entitled to vote on the resolution. In addition, the Partnership Agreement requires that any merger or sale of all or substantially all of the assets of or dissolution of the Operating Partnership be approved by the affirmative vote of a majority of the outstanding Units.

Shareholder Rights Plan

            The Company may adopt a Shareholder Rights Plan (a plan intended to force the initiator of a hostile takeover to negotiate by granting the shareholders rights to buy shares at a bargain price). Such a Plan (i) may have the effect of discouraging changes of control of the Company, and (ii) may limit the opportunity of a shareholder to receive a premium for his or her shares in the event an investor is making purchases to assemble a block of shares.

Restrictions on the Ownership and Transfer of Excess Shares

            For the Company to qualify as a REIT under the Code, not more than 50% of its outstanding shares may be owned by five or fewer individuals during the last half of the year, and the shares of Common Stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Furthermore, the Company cannot own, directly or by attribution, 10% or more of any tenant of a property or a property securing a mortgage loan investment from which the Company is entitled to receive an additional equity return. The Organizational Documents
(1) provide that if any person or group of affiliated persons directly or indirectly acquires ownership, in the aggregate, of more than 9.8% of the then outstanding shares of capital stock ("Excess Shares") such Excess Shares shall be deprived of voting rights, shall not be included in any quorum count and any dividends and distributions on such shares shall be paid into an escrow account payable to the holder of the Excess Shares at the time they cease to be Excess Shares, and (2) empower the Board (i) to refuse to permit any transfer of shares of capital stock which, in its sole discretion, would jeopardize the status of the Company as a REIT and (ii) to repurchase any Excess Shares to maintain or bring the ownership of shares into conformity with such 9.8% limit. The 9.8% limitation on ownership of shares of Common Stock encompasses shares held directly or indirectly as a result of options, warrants or other convertible securities.

            The Company may require each proposed transferee of shares of capital stock to deliver a statement or affidavit setting forth the number of shares, if any, already owned, directly, indirectly or by attribution by such transferee and may refuse to permit any transfer of shares which would cause an accumulation of shares that would jeopardize the status of the Company as a REIT. A shareholder who knowingly holds Excess Shares is required to indemnify the Company for any losses the Company may suffer as a result of such holdings.

            Excess Shares shall be deemed to be offered for sale to the Company or its designees. The purchase price will be the average closing sales price as reported by the NYSE during the 30-day period ending on the business day prior to the purchase date. The Organizational Documents further provide that the purchase price may be paid in the form of a promissory note of the Company. However, if the person from whom the Excess Shares were purchased sells a like number of his or her remaining shares within 30 days of the purchase date, then the Company shall rescind the purchase of the Excess Shares unless counsel to the Company is of the opinion that such rescission would jeopardize the Company's tax status as a REIT. In that event, in lieu of rescission, the Company shall make immediate payment for the shares.

            Such provisions do not apply to the acquisition of shares by an underwriter in a public offering by the Company or to any transaction involving the issuance of shares by the Company when its qualification as a REIT would not be jeopardized.

Such provisions did not apply to the issuance and sale of the Series 1997-A Preferred or to the Offering.

            The provisions of the Organizational Documents concerning Excess Shares cannot be changed except by amendment of the Organizational Documents by a supermajority vote.

Dissolution

            The Company may be dissolved at any time by supermajority vote and, otherwise, pursuant to the procedure set forth in the Delaware General Corporation Law. The Certificate requires the Company's Board of Directors to prepare and submit to the shareholders on or before December 31, 1998 a proposal to liquidate the Company's assets and distribute the net proceeds of such liquidation. The liquidation proposal will become effective only if approved by shareholders holding a majority of voting shares then outstanding.

Limitation of Directors' Liability

            The Company's Certificate provides for indemnification of its officers and Directors to the fullest extent permitted by Sections 145 and 102(b)(7) of the Delaware General Corporation Law and relieves the Directors of certain monetary liabilities to the Company and its shareholders. In general, Delaware law permits the Company to indemnify its officers and Directors so long as they act in good faith and in a manner reasonably believed by them to be in, or not opposed to, the best interests of the Company. Subject to the provisions of Sections 145 and 102(b)(7) of the Delaware General Corporation Law, the Company intends to indemnify its officers and Directors against losses, liabilities and expenses (including attorneys' fees) incurred by them that are related to their being officers or Directors of the Company.

Transfer Agent

            The transfer agent and registrar for the Company's Common Stock is American Stock Transfer & Trust Company.


                  DESCRIPTION OF UNITS AND CONVERSION OF UNITS

            General. Unitholders may, subject to certain limitations, require the Company to convert all or a portion of their Units (the "Redemption Right"). This Redemption Right must be exercised pursuant to written notice delivered to the Company specifying the Units to be converted by such Unitholder (the "Exercise Notice"). Upon receipt of the Exercise Notice, the Company will, at the direction of the Operating Partnership, convert each Unit specified in the Exercise Notice into a share of Common Stock (subject to certain adjustments in the event of stock dividends and stock splits), or purchase each such Unit for cash in an amount equal to the Market Value (as defined below) of a share of Common Stock (subject to the same adjustments); provided, however, that if the Unitholder has registration rights for shares received upon conversion of Units in accordance with a Registration Rights Agreement, the Unitholder may indicate in his or her Exercise Notice that the conversion of his or her Units into shares will be conditioned upon the effectiveness of the registration of such shares under the securities laws. The "Market Value" of the Common Stock for purposes of conversion of Units for cash will be equal to the average of the closing trading price of the Common Stock for the five trading days prior to the day on which the Exercise Notice was received by the Company.

            The Company anticipates that it generally will be required to acquire any Units specified in an Exercise Notice by the issuance of a like number of shares of Common Stock. Such an acquisition by the Company will be treated as a sale of the Units to the Company for federal income tax purposes. See " -- Tax Consequences of Conversion." Upon the receipt of Redemption Shares, a Unitholder will have rights as a shareholder of the Company, including the right to receive dividends from the time of such Unitholder's acquisition of the Redemption Shares.

            A Unitholder may notify the Company of his or her desire to exercise the Redemption Right with respect to Units that were issued one year or more before the date of the Exercise Notice. A Redemption Right may not be exercised to the extent delivery of Redemption Shares would be prohibited under the provisions of the Company's Organizational Documents to protect the Company's qualification as a REIT.

Tax Consequences of Conversion

            The following discussion summarizes certain federal income tax considerations that may be relevant to a Unitholder should he or she exercise his or her right to redeem Units.

            Tax Treatment of Conversion of Units. If the Company purchases Units tendered for conversion, such transaction will be treated as a sale fully taxable to the Unitholder, and the Unitholder will be treated as realizing for tax purposes an amount equal to the sum of the cash or the value of the Common Stock received in the exchange plus the amount of any Operating Partnership liabilities allocable to the converted Units at the time of the conversion. The determination of the amount of gain or loss is discussed more fully below. If the Company elects to redeem a Unitholder's Units for cash and the Operating Partnership redeems such Units for cash that the Company contributes to the Operating Partnership to effect such redemption, the redemption likely also would be treated for tax purposes as a sale of such Units to the Company in a fully taxable transaction, although such a result is not certain. In that event, the Unitholder would be treated as realizing an amount equal to the sum of the cash received in the exchange plus the amount of any Operating Partnership liabilities allocable to the redeemed Units at the time of the redemption. The determination of the amount and character of gain or loss in the event of such a sale is discussed more fully below. See "-- Tax Treatment of Disposition of Units by a Unitholder Generally."

            If the Company does not elect to purchase Units tendered for redemption and the Operating Partnership redeems a Unitholder's Units for cash that is not contributed by the Company to effect the redemption, the tax consequences would be the same as described in the previous paragraph, except that, if the Operating Partnership redeems less than all of a Unitholder's Units, the Unitholder would not be permitted to recognize any loss occurring on the transaction and would recognize taxable gain only to the extent that the cash exceeded the Unitholder's adjusted basis in all of its Units immediately before the redemption.

            If the Company contributes cash to the Operating Partnership to effect a redemption, and in the event that the redemption transaction is treated as the redemption of a Unitholder's Units by the Operating Partnership rather than a sale of Units to the Company, the income tax consequences to the Unitholder would be as described in the preceding paragraph.

            Tax Treatment of Disposition of Units by a Unitholder Generally. If a Unit is disposed of in a manner that is treated as a sale of the Unit, the determination of gain or loss from the sale or other disposition will be based on the difference between the amount considered realized for tax purposes and the adjusted tax basis in such Unit. See "-- Basis of Units." Upon the sale of a Unit, the "amount realized" will be measured by the sum of the cash and fair market value of other property (e.g., Redemption Shares) received plus the amount of any Operating Partnership liabilities allocable to the Units sold. To the extent that the amount of cash or property received plus the allocable share of any Operating Partnership liabilities exceeds the limited partner's adjusted tax basis in the Units disposed of, such Unitholder will recognize gain. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the amount of cash and/or the value of any other property (e.g., Redemption Shares) received upon such disposition.

            Except as described below, any gain recognized upon a sale or other disposition of Units will be treated as gain attributable to the sale or disposition of a capital asset. To the extent, however, that the amount realized upon the sale of a Unit attributable to a Unitholder's share of "unrealized receivables" or "inventory" of the Operating Partnership (as defined in Section 751 of the Code) exceeds the basis attributed to those assets, such excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in Operating Partnership income, any rights to payment for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if the Operating Partnership had sold its assets at their fair market value at the time of the transfer of a Unit.

            Basis of Units. In general, a Unitholder who acquired his or her Units by contribution of property and/or money to the Operating Partnership had an initial tax basis in his Units ("Initial Basis") equal to the sum of (i) the amount of money contributed (or deemed contributed as described below) and (ii) his adjusted tax basis in any other property contributed in exchange for such Units, and less the amount of any money distributed (or deemed distributed, as described below) in connection with the acquisition of the Units. The Initial Basis of Units acquired by other means would have been determined under the general rules of the Code, including the partnership provisions, governing the determination of tax basis. Other rules, including the "disguised sale" rules discussed below, also may affect Initial Basis, and Unitholders are urged to consult their own tax advisors regarding their Initial Basis. Generally, a Unitholder's Initial Basis in his Units is increased by (i) such Unitholder's share of Operating Partnership taxable and tax-exempt income and (ii) increases in such Unitholder's allocable share of liabilities of the Operating Partnership. Conversely, a Unitholder's basis in his Units is decreased (but not below zero) by (a) such Unitholder's share of Operating Partnership distributions, (b) decreases in such Unitholder's allocable share of liabilities of the Operating Partnership, (c) such Unitholder's share of losses of the Operating Partnership, and (d) such Unitholder's share of nondeductible expenditures of the Operating Partnership that are not chargeable to his capital account.

            Potential Application of the Disguised Sale Regulations to a Redemption of Units. There is a risk that a redemption by the Operating Partnership of Units issued in exchange for a contribution of property to the Operating Partnership may cause the original transfer of property to the Operating Partnership in exchange for Units to be treated as a "disguised sale" of property. Section 707(a)(2)(B) of the Code and the Treasury Regulations thereunder (the "Disguised Sale Regulations") generally provide that, unless one of the prescribed exceptions is applicable, a partner's contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration (which may include the assumption of or taking subject to a liability) from the partnership to the partner will be presumed to be a sale, in whole or in part, of such property by the partner to the partnership. Further, the Disguised Sale Regulations provide generally that, in the absence of an applicable exception, if money or other consideration is transferred by a partnership to a partner within two years of the partner's contribution of property, the transaction is presumed to be a sale of the contributed property unless the facts and circumstances clearly establish that the transfer did not constitute a sale. The Disguised Sale Regulations also provide that if two years have passed between the transfer of money or other consideration and the contribution of property, the transaction will be presumed not to be a sale unless the facts and circumstances clearly establish that the transfer constitutes a sale.

            Accordingly, if a Unit is redeemed by the Operating Partnership from a Unitholder who holds Units that were issued in exchange for a contribution of property to the Operating Partnership, the IRS could contend that the Disguised Sale Regulations apply because the Unitholder will thus receive cash subsequent to a previous contribution of property to the Operating Partnership. In that event, the IRS could contend that the contribution was taxable as a disguised sale under the Disguised Sale Regulations. Any gain recognized thereby may be eligible for installment reporting under Section 453 of the Code, subject to certain limitations. In addition, in such event, the Disguised Sale Regulations might apply to cause a portion of the proceeds received by a redeeming Unitholder to be characterized as original issue discount on a deferred obligation which would be taxable as interest income in accordance with the provisions of Section 1272 of the Code. Each Unitholder is advised to consult its own tax advisors to determine whether redemption of his or her Units could be subject to the Disguised Sale Regulations.

Comparison of Ownership of Units and Common Stock

            The nature of an investment in Common Stock of the Company is generally economically equivalent to an investment in Units in the Operating Partnership. There are, however, some differences between ownership of Units and ownership of Common Stock, some of which may be material to investors. The information below highlights a number of significant differences between the Operating Partnership and the Company relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, investor rights and federal income taxation and compares certain legal rights associated with the ownership of Units and Common Stock, respectively. These comparisons are intended to assist Unitholders in understanding how their investment will be changed if their Units are converted into Common Stock. This discussion is summary in nature and does not constitute a complete discussion of these matters, and investors should carefully review the balance of this Prospectus, including the documents incorporated by reference herein, and the Registration Statement of which this Prospectus is a part for additional important information about the Company.

            Form of Organization and Assets Owned. The Operating Partnership is organized as a Delaware limited partnership. A substantial amount of the Company's operations are conducted through the Operating Partnership which, directly or through subsidiaries, owns the Properties.

            The Company is organized under the laws of the State of Delaware. The Company maintains both a special limited partner interest and, through its wholly owned direct subsidiary, the General Partner, a general partner interest in the Operating Partnership, which gives the Company an indirect investment in the Properties and other assets owned by the Operating Partnership. As of June 30, 1998, the Company held approximately 80.4% of the partnership interests in the Operating Partnership. Such interest may increase as Units are acquired by the Company or decrease as additional assets are acquired in exchange for Units in the Operating Partnership.

            Term. The Operating Partnership has a stated termination date of December 31, 2095, although it may be terminated earlier under certain circumstances. The Company has a perpetual term and, unless the shareholders vote to liquidate the Company's assets and distribute the net proceeds of such liquidation, intends to continue its operations for an indefinite time period. See "Risk Factors -- Vote Regarding Continuation of the Company."

            Purpose and Permitted Investments. The purpose of the Operating Partnership as stated in its Partnership Agreement may be summarized as the acquisition, sale, operation, development, financing, mortgaging and leasing of real estate and interests in real estate, including the Properties. The Partnership Agreement requires the business of the Operating Partnership to be conducted in such a manner that will permit the Company to be classified as a REIT for federal income tax purposes. The Operating Partnership may, subject to the foregoing limitation, invest or enter into partnerships, joint ventures or similar arrangements and may own interests in any other entity.

            Under its Certificate, the Company may engage in any lawful activity permitted under the Delaware General Corporation Law. Under the Partnership Agreement, the General Partner of the Operating Partnership is responsible for the management of the Operating Partnership's business and affairs and has full and complete power, authority and discretion to take such action on behalf of the Operating Partnership as it deems necessary or appropriate in order to carry out the purposes of the Operating Partnership. However, the General Partner may not do any act in contravention of the Partnership Agreement or applicable law nor may the General Partner possess any Operating Partnership property or assign any rights in such property for other than Operating Partnership purposes. The Company agrees that all of its activities and business operations will be conducted directly or indirectly through the Operating Partnership.

            Additional Equity. The Operating Partnership is authorized to issue Units and other partnership interests to its partners or to other persons for such consideration and on such terms and conditions as the General Partner, in its sole discretion, may deem appropriate.

            The Board of Directors of the Company may authorize the issuance of shares of capital stock of any class, whether now or hereafter authorized, or securities or rights, convertible into shares of capital stock, for such consideration as the Board of Directors may deem advisable, subject to such restrictions or limitations as may be set forth in the Company's Organizational Documents. The proceeds from the issue of equity capital by the Company will be loaned or contributed to the Operating Partnership in exchange for Units or other interests in the Operating Partnership.

            Borrowing Policies. The Partnership Agreement imposes no restrictions on the Operating Partnership on borrowings, and the General Partner has full power and authority to borrow money on behalf of the Operating Partnership.

            The Company is not restricted under its Organizational Documents from incurring borrowings. The Company has, however, adopted a policy that limits Company debt to 50% of the value of its assets. See "Risk Factors -- Absence of Debt Limitation." The foregoing reflects the Company's general policy over time and is not intended to operate in a manner that inappropriately restricts the Company's ability to raise additional capital, including additional debt, to implement its planned growth, to pursue attractive acquisition opportunities that may arise or to otherwise act in a manner that the Board of Directors believes to be in the best interests of the Company and its shareholders. The Board of Directors, with the assistance of management of the Company, may re-evaluate from time to time its debt and other capitalization policies in light of then current economic conditions, including the relative costs of debt and equity capital, the market value of its properties, growth and acquisition opportunities, and the market value of its equity securities in relation to the Company's view of the market value of its properties, and may modify its debt policy. Such modification may include increasing or decreasing its ratio of debt to value or substituting another measuring standard.

            Other Investment Restrictions. Other than restrictions precluding investments by the Operating Partnership that would adversely affect the qualification of the Company as a REIT, the Partnership Agreement imposes no restrictions upon the Operating Partnership's authority to enter into certain transactions, including, among others, making investments, lending Operating Partnership funds, or reinvesting the Operating Partnership's cash flow and net sale or refinancing proceeds.

            The Company's Organizational Documents do not impose any restrictions upon the types of investments that may be made by the Company.

            Management Control. All management powers over the business and affairs of the Operating Partnership are vested in the General Partner, and no limited partner of the Operating Partnership has any right to participate in or exercise control or management power over the business and affairs of the Operating Partnership.

The General Partner may not be removed by the limited partners (other than by the Company as special limited partner) with or without cause.

            The Board of Directors has exclusive control over the Company's business and affairs subject only to the restrictions set forth in the Organizational Documents. The Board of Directors is divided into three classes. At each annual meeting of the shareholders, the successors of the class of directors whose terms expire at that meeting will be elected. The policies adopted by the Board of Directors may be altered or eliminated without advice of the shareholders. Accordingly, except for their vote in the elections of directors, shareholders have no control over the day-to-day business policies of the Company.

            Management Liability and Indemnification. The Partnership Agreement generally provides that the General Partner will incur no liability to the Operating Partnership or any limited partner for losses sustained or liabilities incurred as a result of any act or omission if the General Partner or its affiliates, directors, officers, shareholders and such other persons acting in its or their behalf acted in good faith and in the belief that such conduct was in, or not opposed to, the best interests of the Operating Partnership. The Partnership Agreement also provides for indemnification of the General Partner, the Company, the directors, officers and shareholders of the General Partner and the Company, and such other persons acting on its or their behalf, against expenses, judgments, fines and amounts paid in settlement arising from any threatened, pending or completed actions, suits or proceedings that relate to the operations of the Operating Partnership in which such person may be involved.

            The Company's Organizational Documents provide certain limitations on the liability of the Company's directors and officers for monetary damages to the Company. The Organizational Documents obligate the Company to indemnify its Directors and officers, and permit the Company to indemnify its employees and other agents, against certain liabilities incurred in connection with their service in such capacities. These provisions could reduce the legal remedies available to the Company and the shareholders against these individuals.

            The Company's By-Laws require it to indemnify its officers, directors and certain other parties to the fullest extent permitted from time to time by Delaware law. The Delaware General Corporation Law permits a corporation to indemnify any present or former director, officer, employee or agent who has been successful on the merits or otherwise in the defense of any action, suit or proceeding or in defense of any claim, issue or matter therein, to which he or she was made a party by reason of his or her service in that capacity, against reasonable expenses incurred by him or her in connection therewith provided it is established that (i) he or she acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Company; or (ii) in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. The

Delaware General Corporation Law also permits the Company to provide indemnification and advance expenses to a present or former Director or officer who served a predecessor of the Company in such capacity, and to any employer or agent of the Company or a predecessor of the Company The Company has purchased director and officer liability insurance for the purpose of providing a source of funds to help pay for any indemnification expenses it may incur. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

            Anti-takeover Provisions. The General Partner has exclusive management power over the business and affairs of the Operating Partnership, and the Partnership Agreement makes no provision for the removal of the General Partner by the limited partners (other than the special limited partner).

            The Organizational Documents of the Company and Delaware law contain a number of provisions that may have the effect of delaying or discouraging an unsolicited proposal for the acquisition of the Company or the removal of incumbent management. See "Risk Factors -- Anti-Takeover Provisions."

            Voting Rights. Under the Partnership Agreement, the limited partners do not have voting rights relating to the operation and management of the Operating Partnership except in connection with certain amendments to the Partnership Agreement.

            Shareholders of the Company have the right to vote, among other things, on a merger or sale of substantially all of the assets of the Company, certain amendments to the Certificate and dissolution of the Company. The Company is managed and controlled by a Board of Directors consisting of three classes having staggered terms of office. Each class is to be elected by the shareholders at annual meetings of the Company. Each share of Common Stock has one vote, and the Certificate permits the Board of Directors to classify and issue Preferred Stock in one or more series having voting power which may differ from that of the Common Stock.

            Amendment of the Partnership Agreement or the Company's Certificate. Amendments to the Partnership Agreement may be proposed by the General Partner and generally require approval of limited partners (including the special limited partner) holding a majority of the outstanding limited partner interests. Certain amendments that would, among other things, reduce any limited partner's interest in the Operating Partnership or his, her or its share of distributions, create any obligations or impair any right of a limited partner must be approved by the General

Partner, and each limited partner that would be adversely affected by any such amendment.

            Amendments to the Company's Certificate, its term, certain changes to its capital stock provisions, changes to the powers of the Board of Directors, removal of a director, the excess shares and REIT qualification provisions, the business combinations provision, shareholder action, the staggered board, limitation on liability, standards for evaluation of tender, merger and purchase offers, and amendment of the By-Laws must be approved by the Board of Directors and by affirmative vote of the holders of not less than two-thirds of all votes entitled to be cast on the matter. Other matters require an affirmative vote by a majority of the shareholders.

            Vote Required to Dissolve the Operating Partnership or the Company. Under Delaware limited partnership law, the Operating Partnership may be dissolved, other than in accordance with the terms of the Partnership Agreement, only upon the written consent of all of the partners, the withdrawal of the general partner without replacement or judicial decree. Under Delaware corporation law, the Board of Directors must obtain the approval of holders of not less than a majority of all outstanding shares of capital stock of the Company in order to dissolve the Company.

            Vote Required to Sell Assets or Merge. Under the Partnership Agreement, the limited partners of the Operating Partnership do not have voting rights with respect to the sale, exchange, transfer or other disposition of all or substantially all of its assets, including by way of merger or consolidation or other combination of the Operating Partnership.

            Under Delaware law and the Company's Certificate, the sale of all or substantially all of the assets of the Company or any merger or consolidation or dissolution requires the approval of the Board of Directors and the affirmative vote of a majority of all the votes entitled to be cast on the matter. No approval of the shareholders is required for the sale of less than all or substantially all of the Company's assets.

            Compensation, Fees and Distributions. The General Partner does not receive any compensation for its services as general partner of the Operating Partnership. As a partner in the Operating Partnership, however, the General Partner and the Company have the same right to allocations and distributions as other partners of the Operating Partnership. In addition, the Operating Partnership will reimburse the General Partner and the Company for all expenses incurred relating to the ownership and operation of, or for the benefit of, the Operating Partnership.

            The directors and officers of the Company receive compensation for their services.

            Liability of Investors. Under the Partnership Agreement and applicable Delaware law, limited partners generally are not liable for the debts and obligations of the Operating Partnership unless they are also a general partner or participate in the control of the business.

            Under Delaware law, shareholders generally are not liable for the debts or obligations of the Company.

            Nature of Investment. The Units constitute equity interests entitling holders thereof to their pro rata share of cash distributions made to the limited partners of the Operating Partnership. The Company and the General Partner are entitled to receive their respective pro rata shares of distributions made by the Operating Partnership with respect to their interests in the Operating Partnership.

            Shares of Common Stock constitute equity interests in the Company. Each shareholder will be entitled to his pro rata share of any dividends or distributions paid with respect to Common Stock. The dividends payable to the shareholders are not fixed in amount and are paid only if, when and as declared by the Board of Directors.

            Potential Dilution of Rights. The General Partner is authorized, in its sole discretion and without limited partner approval, to cause the Operating Partnership to issue additional limited partnership interests and other equity securities for any partnership purpose at any time to the limited partners or to other persons on terms established by the General Partner.

            The Board of Directors of the Company may issue, in its discretion, additional shares of Common Stock and has the authority to issue from the authorized capital stock a variety of other equity securities of the Company with such powers, preferences and rights as the Board of Directors may designate at the time. The issuance of additional shares of Common Stock or other similar equity securities may result in the dilution of interests of the shareholders.

            Liquidity. Subject to certain exceptions, the Unitholders may not transfer or pledge Units without the consent of the General Partner, which may be withheld in its sole and absolute discretion.

            The Common Stock is listed on the NYSE. The breadth and strength of this market will depend, among other things, upon the number of shares outstanding, the Company's financial results and prospects, the general interest in the Company's real estate investments and the Company's dividend yield compared to that of other debt and equity securities.

                               REGISTRATION RIGHTS

            The registration of the Redemption Shares pursuant to the Registration Statement of which this Prospectus is a part will discharge the Company's obligations with respect to such Redemption Shares to the Unitholders under the terms of a Registration Rights Agreement (the "Registration Rights Agreement") which the Company entered into in connection with the issuance of the Units. The following summary does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement.

            Under the Registration Rights Agreement, at any time after July 22, 1998 until the earlier of the date on which all the Redemption Shares issued to the Unitholders have become eligible for sale pursuant to (a) a registration statement effectively registering the Redemption Shares under the Securities Act, or (b) Rule 144 promulgated under the Securities Act ("Rule 144"), the Unitholders may request that the Company cause to be filed a "shelf registration statement" (a "Shelf Registration") covering the Redemption Shares; provided, however, that the Company shall not be required to provide a registration statement with respect to Redemption Shares if (i) an effective Shelf Registration has been filed with respect to said shares and has been kept effective for at least ninety (90) days, (ii) said shares have been sold pursuant to either the Shelf Registration or Rule 144, or (iii) said shares are capable of being sold pursuant to Rule 144. The Company is not obligated to file a Shelf Registration Statement pursuant to the terms of the Registration Rights Agreement more often than once during any 12-month period. The Registration Statement of which this Prospectus is a part was filed on the initiative of the Company to accommodate the Unitholders and it is the present intention of the Company to maintain its effectiveness for two years, although the Company reserves the right to suspend the issue of Redemption Shares pursuant to it at its discretion or to terminate its effectiveness. As long as the Registration Statement of which this Prospectus is a part remains effective, the Redemption Shares held by the Unitholders when issued by the Company pursuant to this Prospectus will not require the benefits of the Registration Rights Agreement.

            Pursuant to the Registration Rights Agreement, the Company has agreed to pay all expenses incurred in the registration of the Redemption Shares (other than selling commissions and discounts, brokerage fees and transfer taxes or any legal, accounting and other expenses incurred by the Unitholders thereunder). The Company also has agreed to indemnify the Unitholders under the Shelf Registration and its officers, directors and other affiliated persons and any person who controls the Unitholders against any and all losses, claims, damages and expenses arising under the securities laws in connection with the Registration Statement or this

Prospectus, subject to certain limitations. In addition, the Unitholders have agreed to indemnify the Company and its directors, officers and any person who controls the Company against all losses, claims, damages and expenses arising under the securities laws insofar as such loss, claim, damage or expense relates to written information furnished to the Company by the Unitholders for use in the Shelf Registration or Prospectus or an amendment or supplement thereto. The Company is not required to indemnify the Unitholders for the failure by the Unitholders to deliver or cause to be delivered the Prospectus or any amendment or supplement hereto to any purchaser from the Unitholders of shares covered by the Shelf Registration.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

            The following discussion summarizes certain federal income tax considerations relating to a holder of Common Stock. The following discussion, which is not exhaustive of all possible tax considerations, does not give a detailed description of any state, local, or foreign tax considerations. Nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective shareholder in light of his or her particular circumstances or to certain types of shareholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under federal income tax laws. The information in this section is based on the Code, including the provisions of the Taxpayer Relief Act of 1997 (the "1997 Act") and the IRS Restructuring and Reform Act of 1998 (the "1998 Act"), current, temporary and proposed Treasury Regulations thereunder, the legislative history of the Code, current administrative interpretations and practices of the IRS (including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives such a ruling), and court decisions, all as of the date hereof. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of current law. Any such change could apply retroactively to transactions preceding the date of the change. The Company has not requested and does not plan to request any rulings from the IRS concerning the tax treatment of the Company or the Operating Partnership. Thus, no assurance can be provided that the statements set forth herein (which do not bind the IRS or the courts) will not be challenged by the IRS or will be sustained by a court if so challenged.

            EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT HIS OR HER TAX ADVISOR REGARDING THE TAX CONSEQUENCES TO HIM OR HER OF THE ACQUISITION, OWNERSHIP AND SALE OF THE SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of the Company

            The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ended December 31, 1991. The Company believes that it has been organized and operated in a manner so as to qualify as a REIT, and the Company intends to continue to operate in such a manner. So long as the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on net income that it distributes currently to shareholders. However, the Company will be subject to federal income tax in certain circumstances, including the following:
First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by foreclosure or otherwise on default of a lease or a loan secured by the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fall to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% gross income test. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, it would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires or has acquired any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in the acquiror's hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation and the acquiror recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by it, then to the extent of such asset's "Built-in Gain" (i.e., the excess of (a) the fair market value of such asset at the time of the acquisition by the Company over (b) the adjusted basis in such asset, determined at the time of such acquisition), such gain will be subject to tax at the highest regular corporate rate applicable, pursuant to anticipated Treasury Regulations that have yet to be promulgated. The results described above with respect to the recognition of Built-In Gain assume that the Company will make an election pursuant to Notice 88-19 with respect to any such acquisition.

            Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (1) that is managed by one or more trustees or directors, (2) the beneficial ownership of which is evidenced by transferable shares of stock, or by transferable certificates of beneficial interest, (3) that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code, (4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code, (5) the beneficial ownership of which is held by 100 or more persons, (6) that during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities), and (7) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

            The Company's Organizational Documents contain restrictions regarding the transfer of its capital stock that are intended to assist the Company in continuing to satisfy the stock ownership requirements described in conditions (5) and (6). See "Description of the Capital Stock of the Company -- Restrictions on the Ownership and Transfer of Excess Shares." Moreover, pursuant to the 1997 Act, for the Company's taxable years commencing on or after January 1, 1998, if the Company complies with regulatory rules pursuant to which it is required to send annual letters to holders of its capital stock requesting information regarding the actual ownership of the capital stock, and the Company does not know, or exercising reasonable diligence would not have known, whether it failed to meet requirement (6) above, the Company will be treated as having met the requirement.

            Income Tests. In order to maintain qualification as a REIT, the Company must satisfy certain gross income requirements, which are applied on an annual basis. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from the same items which qualify under the 75% income test, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.

            Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" that is adequately compensated and from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant."

            Pursuant to the 1997 Act, for the Company's taxable years commencing on or after January 1, 1998, rents received generally will qualify as rents from real property even if the Company were to provide services that are not permissible services so long as the amount received for such services meets a de minimis standard. The amount received for "impermissible services" with respect to a property (or, if services are available only to certain tenants, possibly with respect to such tenants) cannot exceed 1% of all amounts received, directly or indirectly, by the Company with respect to such property (or, if services are available only to certain tenants, possibly with respect to such tenants). In computing any such amounts, the amount that the Company would be deemed to have received for performing "impermissible services" will be the greater of the actual amount so received or 150% of the direct cost to the Company of providing those services.

            The Company provides certain services with respect to the Properties through the Operating Partnership, which is not an "independent contractor." However, the Company believes that all of such services are considered "usually or customarily rendered" in connection with the rental of space for occupancy only, so that the provision of such services do not jeopardize the qualification of rent from the

Properties as "rents from real property." In the case of any services that are not "usual and customary" under the foregoing rules, the Company intends to employ "independent contractors" to provide such services.

            The Company provides certain services with respect to the Properties through the Operating Partnership, which is not an "independent contractor." However, the Company believes that all of such services are considered "usually or customarily rendered" in connection with the rental of space for occupancy only, so that the provision of such services do not jeopardize the qualification of rent from the Properties as "rents from real property." In the case of any services that are not "usual and customary" under the foregoing rules, the Company intends to employ "independent contractors" to provide such services.

            If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. Even if these relief provisions were to apply, however, a 100% tax would be imposed with respect to the "excess net income" attributable to the failure to satisfy the 75% and 95% gross income tests.

            Asset Tests. The Company, at the close of each quarter of its taxable year must also satisfy three tests relating to the nature of its assets:
(i) at least 75% of the value of the Company's total assets must be represented by real estate assets (including (i) its allocable share of real estate assets held by partnerships in which the Company has an interest and (ii) stock or debt instruments purchased with the proceeds of a stock offering on long-term (at least five years) debt offering of the Company and held for not more than one year following the receipt by the Company of such proceeds), cash, cash items and government securities; (ii) not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class; and
(iii) of the investments included in the 25% asset class, the value of any one issuer's securities (other than an interest in a partnership or shares of a "qualified REIT subsidiary" or another REIT) owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities (other than an interest in a partnership or securities of a "qualified REIT subsidiary" or another REIT).

            After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. The Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests and plans to take such other action within 30 days after the close of any quarter as may be required to cure any noncompliance. However, there can be no assurance that such other action will always be successful.

            Annual Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (i) the sum of (a) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (b) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of non-cash income. In addition, if the Company disposes of any Built-In Gain Asset during the 10-year period beginning on the date the Company acquired that asset, the Company will be required, pursuant to Treasury Regulations which have not yet been promulgated, to distribute at least 95% of the Built-In Gain (after tax), if any, recognized on the disposition of such asset. See "--General" above for a discussion of "Built-In Gain Assets." Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment date after such declaration.

            To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. The Company may elect to require the shareholders to include the Company's undistributed net capital gains in their income by designating, in a written notice to shareholders, those amounts as undistributed capital gains in respect of its shareholders' shares. If the Company makes such an election, the shareholders will (i) include in their income as capital gains their proportionate share of such undistributed capital gains and (ii) be deemed to have paid their proportionate share of the tax paid by the Company on such undistributed capital gains and thereby receive a credit or refund for such amount. A shareholder will increase the basis in its Common Shares by the difference between the amount of capital gain included in its income and the amount of the tax that the Company is deemed to have paid on the shareholder's behalf. The earnings and profits of the Company will be adjusted appropriately. For a more detailed description of the tax consequences to a shareholder of such a designation, see "--Taxation of U.S. Shareholders Holding Common Stock."

            In addition, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the sum of amounts actually distributed during the calendar year by the REIT and the amount, if any, on which the REIT paid income tax for such year.

            The Company intends to make timely distributions sufficient to satisfy its annual distribution requirements. It is expected that the Company's REIT taxable income will be less than its cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, the Company anticipates that it will generally have sufficient cash or liquid assets to enable it to satisfy the distribution requirements described above. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company, or due to the need to make nondeductible payments, such as principal payments on any indebtedness it may have. If such circumstances occur, in order to meet the distribution requirements, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

            Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

            Failure of the Company to Qualify as a REIT. For any taxable year that the Company fails to qualify as a REIT, the Company would be taxed at the usual corporate rates on all of its taxable income. Those taxes would reduce the amount of cash available to the Company for distribution to its shareholders. Distributions to shareholders in any year in which the Company fails to qualify as a REIT will not be deductible and will not be required to be made. In addition, if the Company fails to qualify as a REIT, all distributions to shareholders will be taxed as ordinary income, to the extent of the Company's current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction.

            Unless certain relief provisions apply, the Company's election to be treated as a REIT will terminate automatically if the Company fails to meet the qualification requirements described above and the Company will not be eligible to elect REIT status again until the fifth taxable year that begins after the first year for which the Company's election was terminated (or revoked). If the Company loses its REIT status, but later qualifies and elects to be taxed as a REIT again, the Company may face significant adverse tax consequences.

Taxation of U.S. Shareholders

            As used herein, the term "U.S. Shareholder" means a holder of shares of Common Stock who (for United States federal income tax purposes) (i) is a citizen or resident of the United States, (ii) is a corporation, partnership, or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) is an estate the income of which is subject to United States federal income taxation regardless of its source or
(iv) is a trust the administration of which is subject to the primary supervision of a United States court and which has one or more Untied States persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date that elect to continue to be treated as United States persons, shall also be considered U.S. Shareholders.

            Distributions by the Company. As long as the Company qualifies as a REIT, distributions made to the Company's taxable U.S. Shareholders (and not designated as capital gain dividends) will generally be taxable to such Shareholders as ordinary income to the extent of the Company's current or accumulated earnings and profits. For purposes of determining whether distributions on shares of Common Stock are out of current or accumulated earnings and profits, the earnings and profits of the Company will be allocated first to shares of preferred stock and second to shares of Common Stock. There can be no assurance that the Company will have sufficient earnings and profits to cover distributions on any shares of preferred stock. Such distributions will not be eligible for the dividends received deductions in the case of Shareholders that are corporations. Dividends declared during the last quarter of a calendar year and actually paid during January of the immediately following calendar year generally are treated as if received by the Shareholders on December 31 of the calendar year during which they were declared.

            Distributions designated by the Company as capital gain dividends generally will be taxed as gain from the sale or exchange of a capital asset held for more than one year (to the extent that the distributions do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its stock. Corporate Shareholders however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

            Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against future income (subject to certain limitations). Distributions made by the Company and gain arising from the sale or exchange by a holder of Common Stock will not be treated as passive activity income, and, as a result, holders of Common Stock generally will not be able to apply any "passive losses" against such income or gain. Future regulations may require that Shareholders take into account, for purposes of computing their individual alternative minimum tax liability, certain tax preference items of the Company.

            Distributions in excess of current or accumulated earnings and profits will not be taxable to a U.S. Shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares of Common Stock, but rather will reduce the adjusted basis of such shares of Common Stock. To the extent that such distributions exceed the adjusted basis of a U.S. Shareholder's shares of Common Stock, they will be included in income as capital gains, assuming the shares of Common Stock are a capital asset in the hands of the U.S. Shareholder.

            Pursuant to the 1997 Act, for the Company's taxable years commencing on or after January 1, 1998, the Company may elect to require the holders of Common Stock to include the Company's undistributed net long-term capital gains in their income. If the Company makes such an election, the holders of Common Stock will (i) include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (ii) be deemed to have paid their proportionate share of the tax paid by the Company on such undistributed capital gains and thereby receive a credit or refund for such amount. A holder of Common Stock will increase the basis in its Common Stock by the difference between the amount of capital gain included in its income and the amount of the tax it is deemed to have paid. The earnings and profits of the Company will be adjusted appropriately. As described below in "--Recent Legislation," with respect to such long-term capital gain of a taxable domestic shareholder that is an individual or an estate or trust, the IRS has authority to issue regulations that could apply the special tax rate applicable to sales of depreciable real property by an individual or an estate or trust to the portion of the long-term capital gains of an individual or an estate or trust attributable to deductions for depreciation taken with respect to depreciable real property.

            Sales of Shares. In general, a U.S. Shareholder will realize capital gain or loss on the disposition of shares of Common Stock equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition and (ii) the shareholder's adjusted basis of such shares of Common Stock. In the case of a taxable U.S. Shareholder who is an individual or an estate or trust, such gain or loss will be long-term capital gain or loss, subject to a 20% tax rate, if such shares have been held for more than one year. In the case of a taxable U.S. Shareholder that is a corporation, such gain or loss will be long-term capital gain or loss if such shares have been held for more than one year. Loss upon a sale or exchange of shares of Common Stock by a shareholder who has held such shares of Common Stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain.

            1997 Act Changes to Capital Gain Taxation. As described below in "--Recent Legislation," each of the 1997 Act and the 1998 Act changed significantly the taxation of capital gains by taxpayers who are individuals, estates, or trusts. On November 10, 1997, the IRS issued IRS Notice 97-64, which provides generally that the Company may classify portions of its designated capital-gain dividend as (i) a 20% rate gain distribution (which would be taxed as long-term capital gain in the 20% group), (ii) an unrecaptured Section 1250 gain distribution (which would be taxed as long-term capital gain in the 25% group), or (iii) a 28% rate gain distribution (which was repealed by the 1998
Act). IRS Notice 97-64 provides that a REIT must determine the maximum amounts that it may designate as 20% and 25% rate capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. The Notice further provides that designations made by the REIT will only be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type.

            Backup Withholding. The Company will report to its domestic shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number and certifies as to no loss of exemption from backup withholding. Amounts withheld as backup withholding will be creditable against the stockholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to the Company. See "--Taxation of Non-U.S.
Shareholders" below.

            Taxation of Tax-Exempt Shareholders. As a general rule, amounts distributed to a tax-exempt entity by a corporation do not constitute "unrelated business taxable income" ("UBTI"), and thus distributions by the Company to a stockholder that is a tax-exempt entity generally should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its shares of Common Stock with "acquisition indebtedness" within the meaning of the Code and the shares of Common Stock are not otherwise used in an unrelated trade or business of the tax-exempt entity. However, distributions by a REIT to a tax-exempt employee's pension trust that owns more than 10% of the REIT will be treated as UBTI in an amount equal to the percentage of gross income of the REIT that is derived from an "unrelated trade or business" (determined as if the REIT were a pension trust) divided by the gross income of the REIT for the year in which the dividends are paid. This rule only applies, however, if (i) the percentage of gross income of the REIT that is derived from an unrelated trade or business for the year in which the dividends are paid is at least 5%, (ii) the REIT qualifies as a REIT only because the pension trust is not treated as a single individual for purposes of the "five-or-fewer rule" (see "--Taxation of the Company--Requirements for Qualification" above), and (iii) (A) one pension trust owns more than 25 percent of the value of the REIT or, (B) a group of pension trusts individually holding more than 10 percent of the value of the REIT collectively own more than 50 percent of the value of the REIT. The Company currently does not expect that this rule will apply.

Taxation of Non-U.S. Shareholders

            The rules governing U.S. federal income taxation of non-U.S. Shareholders are complex, and the following discussion is intended only as a summary of such rules. Prospective non-U.S. Shareholders should consult with their tax advisors to determine the impact of U.S. federal, state, and local income tax laws on an investment in the Company, including any reporting requirements, as well as the tax treatment of such an investment under their home country laws including any reporting requirements.

            Distributions by the Company. Distributions to a non-U.S. Shareholder that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and not designated by the Company as capital gain dividends will generally be subject to tax as ordinary income to the extent of the Company's current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Such distributions will generally be subject to a withholding tax equal to 30% of the gross amount of the distribution, unless reduced by an applicable tax treaty or unless such dividends are treated as effectively connected with a United States trade or business. If the amount distributed exceeds a non-U.S. Shareholder's allocable share of such earnings and profits, the excess will be treated as a tax-free return of capital to the extent of such non-U.S. Shareholder's adjusted basis in the Common Stock. To the extent that such distributions exceed the adjusted basis of a non-U.S. Shareholder's Common Stock, such distributions will generally be subject to tax if such non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of its Common Stock, as described below.

            For withholding tax purposes, the Company currently is required to treat all distributions as if made out of its current or accumulated earnings and profits and thus intends to withhold at the rate of 30% (or a reduced treaty rate if applicable) on the amount of any distribution (other than distributions designated as capital gain dividends) made to a non-U.S. Shareholder. Under regulations generally effective for distributions on or after January 1, 1999, the Company would not be required to withhold at the 30% rate on distributions it reasonably estimates to be in excess of the

Company's current and accumulated earnings and profits. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends. As a result of a legislative change made by the Small Business Job Protection Act of 1996, under current law, it appears that the Company will be required to withhold 10% of any distribution to a non-U.S. Shareholder in excess of the Company's current and accumulated earnings and profits. Consequently, although the Company intends to withhold at a rate of 30% on the entire amount of any distribution to a non-U.S. Shareholder (or lower applicable treaty rate), to the extent the Company does not do so, any portion of such a distribution not subject to withholding at a rate of 30% (or lower applicable treaty rate) will be subject to withholding at a rate of 10%. However, the non-U.S. Shareholder may seek a refund of such amounts from the IRS if it subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits of the Company, and the amount withheld exceeded the non-U.S. Shareholder's United States tax liability, if any, with respect to the distribution.

            Distributions to a non-U.S. Shareholder that are designated by the Company at the time of distribution as capital gains dividends (other than those arising from the disposition of a United States real property interest) generally will not be subject to United States federal income taxation, unless
(i) the investment in the Common Stock is effectively connected with the non-U.S. Shareholder's United States trade or business, in which case the non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain (except that a shareholder that is a foreign corporation may also be subject to the 30% branch profits tax) or (ii) the non-U.S. Shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other requirements are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

            Under the Foreign Investment in Real Property Tax Act ("FIRPTA"), distributions to a non-U.S. Shareholder that are attributable to gain from sales or exchanges by the Company of United States real property interests (whether or not designated as a capital gain dividend) will be taxed to a non-U.S. Shareholder at the normal capital gains rates applicable to domestic shareholders (subject to a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a non-U.S. Shareholder that is a corporation and that is not entitled to treaty relief or exemption. The Company is required by applicable FIRPTA Treasury Regulations to withhold 35% of any such distribution that is or could be designated by the Company as a capital gain dividend. That amount is creditable against the non-U.S. Shareholder's United States FIRPTA tax liability.

            Amounts designated by the Company pursuant to the 1997 Act as undistributed capital gains in respect of shares of Common Stock (see "Taxation of Taxable Domestic Holders of Common Stock" above) would be treated with respect to non-U.S. Shareholders in the manner outlined in the preceding paragraph for actual distributions by the Company of capital gain dividends. Under that approach, the non-U.S. Shareholders would be able to offset as a credit against their United States federal income tax liability resulting therefrom their proportionate share of the tax paid by the Company on such undistributed capital gains (and to receive from the IRS a refund to the extent their proportionate share of such tax paid by the Company were to exceed their actual United States federal income tax liability).

            Sale of Common Stock. Gain recognized by a non-U.S. Shareholder upon a sale of its Common Stock will generally not be subject to tax under FIRPTA if the Company is a "domestically controlled REIT," which is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of its shares were held directly or indirectly by non-U.S. persons. Because only a minority of the shareholders are expected to be non-U.S. Shareholders, the Company expects to qualify as a "domestically controlled REIT." Accordingly, a non-U.S. Shareholder should not be subject to U.S. tax on gains recognized upon disposition of the Common Stock, provided that such gain is not effectively connected with the conduct of a United States trade or business and, in the case of an individual shareholder, such holder is not present in the United States for 183 days or more during the year of sale and certain other requirements are met.

            Backup Withholding Tax and Information Reporting. Backup withholding tax (which generally is a withholding tax imposed at a rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) and information reporting will generally not apply to distributions paid to non-U.S. Shareholders outside the United States that are treated as (i) dividends subject to the 30% (or lower treaty rate) withholding tax discussed above, (ii) capital gains dividends, or
(iii) distributions attributable to gain from the sale or exchange by the Company of United States real property interests. As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Common Stock by or through a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of Common Stock by a foreign office of a broker that (a) is a United States person, (b) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (c) is a "controlled foreign corporation" (generally a foreign corporation controlled by United States shareholders) for United States tax purposes, unless the broker has documentary evidence in its records that the holder is a non-U.S. Shareholder and certain other conditions are met, or the shareholder otherwise establishes an exemption. Payment to or through a United States office of a broker of the proceeds of a sale of Common Stock is subject to both backup withholding and information reporting unless the shareholder certifies under penalty of perjury that the shareholder is a non-U.S. Shareholder, or otherwise establishes an exemption. A non-U.S. Shareholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

            The United States Treasury Department has recently finalized regulations regarding the withholding and information reporting rules discussed above. In general, these regulations do not alter the substantive withholding and information reporting requirements but unify certification procedures and forms and clarify and modify reliance standards. These regulations generally are effective for payments made after December 31, 1999, subject to certain transition rules. A non-U.S. Shareholder should consult its advisor regarding the effect of the new Treasury Regulations.

Recent Legislation

            As described above, the 1997 Act contains certain changes to the REIT qualification requirements and to the taxation of REITs. In addition, the 1997 Act and the 1998 Act also contain certain changes to the taxation of capital gains of individuals, trusts and estates.

            Capital Gain Rates. As a result of the 1997 Act and the 1998 Act, individuals, trusts and estates that hold certain investments for more than 12 months may be taxed at a maximum long-term capital gain rate of 20% on gain from the sale or exchange of those investments. However, a maximum rate of 25% applies for "unrecaptured section 1250 gain" for individuals, trusts and estates and special rules exist for "qualified 5-year gain" and certain other special types of gain. The 1997 Act directed the IRS to prescribe regulations on how the new capital gain rates will apply to sales of capital assets by "pass-through entities," including REITs and to sales of interests in "pass-through entities." Currently no such regulations have been promulgated or proposed. For a discussion of new rules under the 1997 Act that apply to the taxation of distributions by the Company to shareholders that are designated by the Company as "capital gain dividends," see "--Taxation of U.S. Shareholders Holding Common Stock--Distributions by the Company." Shareholders are urged to consult with their tax advisors with respect to the new rules contained in the 1997 Act and the 1998 Act.

            REIT Provisions. In addition to the provisions discussed above, the 1997 Act contained a number of technical provisions that either (i) reduce the risk that the Company will inadvertently cease to qualify as a REIT, or (ii) provide additional flexibility with which the Company can meet the REIT qualification requirements. These provisions are effective for the Company's taxable years commencing on or after January 1, 1998.

Recent Tax Proposal

            Current legislative proposals under consideration by Congress include a proposal to amend the REIT asset tests with respect to non-qualified REIT subsidiaries. The proposal would require a REIT to own no more than 10% of the vote or value of the outstanding stock of any non-qualified REIT subsidiary. Existing non-qualified REIT subsidiaries would be grandfathered, and therefore subject to the existing 5% asset test and 10% voting securities test (see "--Tax Treatment of the Company"), except that such grandfathered status would terminate if the non-qualified REIT subsidiary engaged in a new trade or business or acquired substantial new assets on or after the effective date of the proposal. The proposal, if enacted, could materially impede the Company's ability to engage in other activities through non-qualified REIT subsidiaries without jeopardizing the Company's REIT status.

Tax Aspects of the Company's Ownership of Interests in the Operating Partnership

            General. A significant portion of the Company's investments will be held indirectly through the Operating Partnership. In general, partnerships are "pass-through" entities that are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax on those items, without regard to whether the partners receive a distribution from the partnership. In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that for purposes of applying the REIT gross income and gross asset tests, the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to that share, in each case based on its "capital interest" in the partnership. In addition, the character of the gross income and assets of the partnership shall retain the same character in the hands of the REIT for purposes of Section 856 of the Code which includes the gross income and asset tests described above. The Company will have indirect control of the Operating Partnership and intends to operate it consistent with the requirements for qualification as a REIT. The Company will include in its income its proportionate share of the foregoing partnership items for purposes of the various REIT income tests and will take into account its distributive share of partnership items in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, the Company will include its proportionate share of assets held through the Operating Partnership.

            Entity Classification. If the Operating Partnership were treated as an association, the entity would be taxable as a corporation and therefore would be subject to an entity level tax on its income. In such a situation, the character of the Company's assets and items of gross income would change and would preclude the

Company from qualifying as a REIT. The same result could occur if any subsidiary partnership failed to qualify for treatment as a partnership.

            Prior to January 1, 1997, an organization formed as a partnership or a limited liability company was treated as a partnership for federal income tax purposes rather than as a corporation only if it had no more than two of the four corporate characteristics that the Treasury Regulations in effect at that time used to distinguish a partnership from a corporation for tax purposes. These four characteristics were (i) continuity of life, (ii) centralization of management, (iii) limited liability and (iv) free transferability of interests.

            Under final Treasury Regulations that became effective January 1, 1997, the four factor test has been eliminated and an entity formed as a partnership or as a limited liability company will be taxed as a partnership for federal income tax purposes unless it specifically elects otherwise. The Treasury Regulations provide that the IRS will not challenge the classification of an existing partnership or limited liability company for tax periods prior to January 1, 1997 so long as (1) the entity had a reasonable basis for its claimed classification, (2) the entity and all its members recognized the federal income tax consequences of any changes in the entity's classification within the 60 months prior to January 1, 1997, and (3) neither the entity nor any member of the entity had been notified in writing on or before May 8, 1996, that the classification of the entity was under examination by the IRS.

            The Company believes that the Operating Partnership will be treated as a partnership for federal income tax purposes (and not as an association taxable as a corporation).

            Partnership Allocations. Although a partnership agreement will generally determine the allocation of income and loss among partners, those allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Code and the related Treasury Regulations. Generally, those provisions require that partnership allocations reflect the economic arrangement of the partners. The allocations of taxable income and loss provided for in the Operating Partnership Agreement are intended to comply with the requirements of Section 704(b) of the Code and the related Treasury Regulations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to that item.

            Tax Allocations with Respect to the Properties. Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of the property at that time (a "Book-Tax Difference"). These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. Similar rules can apply in the case of appreciated or depreciated properties held by a partnership at the time of new contributions to the partnership.

            In general, the partners of the Operating Partnership who contributed assets will be allocated differing depreciation deductions than if they had retained the contributed property. In addition, on the disposition of any contributed asset that has a Book-Tax Difference, the income or loss attributable to the Book-Tax Difference generally will be allocated to the contributing partner. These allocations will tend to eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership may cause the Company to be allocated lower depreciation and other deductions, and possibly an amount of taxable income in the event of a sale of the contributed assets in excess of the economic or book income allocated to it as a result of that sale. Such an allocation might cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company's ability to comply with the REIT distribution requirements.

            Treasury Regulations under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for Book-Tax Differences, including the "traditional method" or the election of certain methods that would permit any distortions caused by a Book-Tax Difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. The Operating Partnership and the Company will determine with respect to each contribution to the Operating Partnership which method to use.

State and Local Taxes

            The tax treatment of the Company and the shareholders in states having taxing jurisdiction over them may differ from the federal income tax treatment. Accordingly, no discussion of state taxation of the Company and the shareholders is provided nor is any representation made as to the tax status of the Company in such states. All investors should consult their tax advisors as to the treatment of the Company under the respective state tax laws applicable to them.

            Any financial statements and schedules hereafter incorporated by reference in the Registration Statement of which this Prospectus is a part that have been audited and are the subject of a report by independent accountants will be so incorporated by reference in reliance upon such reports and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents filed with the Commission.

                              PLAN OF DISTRIBUTION

            The Company will not receive any proceeds from the issuance of any Redemption Shares but will acquire Units converted into Redemption Shares. The Company will pay substantially all the expenses incurred by the Company by incident to the offering.

                                     EXPERTS

            The combined statements of revenue over certain operating expenses of the Intercapital and Cooper Portfolios for the year ended December 31, 1997 included in this Prospectus and the Registration Statement of which the Prospectus is a part and the consolidated financial statements and financial statement schedule of Berkshire Realty Company, Inc. and its Subsidiaries, included in the Report on Form 10-K, as amended by filings on Form 10K/A, of the Company for the fiscal year ended December 31, 1997, incorporated herein by reference, have been audited by PricewaterhouseCoopers LLP, as indicated in their reports with respect thereto, and are included and incorporated herein in reliance upon the reports of such firm, which reports are given upon their authority as experts in accounting and auditing.

            Any financial statements and schedules hereafter incorporated by reference in the Registration Statement of which this Prospectus is a part that have been audited and are the subject of a report by independent accountants will be so incorporated by reference in reliance upon such reports and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents filed with the Commission.

                                  LEGAL MATTERS

            The validity of the shares offered hereby will be passed upon for the Company by Hale and Dorr LLP, a limited liability partnership including professional corporations, 60 State Street, Boston, Massachusetts 02109.

BERKSHIRE REALTY COMPANY, INC. AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS


1998 Acquisitions:
-----------------

                                                                                     Page
                                                                                     ----
     Intercapital Portfolio Combined Statement of Revenue Over Certain Operating
     Expenses for the Year Ended December 31, 1997                                    F-2

     Cooper Portfolio Combined Statement of Revenue Over Certain Operating
     Expenses for the Year Ended December 31, 1997 and for the Six Months Ended
     June 30, 1998 (unaudited)                                                        F-7


Pro Forma Financial Statements:
------------------------------

     Pro Forma Condensed Consolidating Balance Sheet as of June 30, 1998
     (unaudited)                                                                      F-14

     Notes to Pro Forma Condensed Consolidating Balance Sheet as of June 30,
     1998 (unaudited)                                                                 F-15

     Pro Forma Condensed Consolidating Statement of Operations for the Year
     Ended December 31, 1997 (unaudited)                                              F-16

     Notes to Pro Forma Condensed Consolidating Statement of Operations for the
     Year Ended December 31, 1997 (unaudited)                                         F-18

     Pro Forma Condensed Consolidating Statement of Operations for the Six Month
     Period Ended June 30, 1998 (unaudited)                                           F-21

     Notes to Pro Forma Condensed Consolidating Statement of Operations for the
     Six Month Period  Ended June 30, 1998 (unaudited)                                F-22

                             INTERCAPITAL PORTFOLIO

                          COMBINED STATEMENT OF REVENUE

                         OVER CERTAIN OPERATING EXPENSES

                      for the year ended December 31, 1997

                        Report of Independent Accountants




To the Board of Directors and Stockholders of Berkshire Realty Company, Inc.:

We have audited the accompanying combined statement of revenue over certain operating expenses of the Intercapital Portfolio (the "Properties") for the year ended December 31, 1997. This financial statement is the responsibility of the Properties' management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenue over certain operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, this financial statement excludes certain expenses that would not be comparable with those resulting from the operation of the Properties after acquisition by Berkshire Realty Company, Inc. The accompanying financial statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of the Properties' revenue and expenses.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the revenue over certain operating expenses (as described in Note 2) of the Intercapital Portfolio for the year ended December 31, 1997, in conformity with generally accepted accounting principles.



                                            /s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
August 28, 1998

                             INTERCAPITAL PORTFOLIO
                       COMBINED STATEMENT OF REVENUE OVER
                           CERTAIN OPERATING EXPENSES
                      for the year ended December 31, 1997
                             (dollars in thousands)


Revenue:
    Rental                                                  $         13,657
    Other                                                                585
                                                            -----------------

                                                                      14,242
                                                            -----------------

Certain Operating Expenses (Notes 2 and 3):
    Real estate taxes and insurance                                    2,057
    General and administrative                                         1,777
    Repairs and maintenance                                            1,749
    Interest                                                           1,228
    Utilities                                                          1,211
                                                            -----------------

                                                                       8,022
                                                            -----------------

    Excess of Revenue over Certain Operating Expenses       $          6,220
                                                            =================




         The accompanying notes are an integral part of this statement.

                             INTERCAPITAL PORTFOLIO
                     NOTES TO COMBINED STATEMENT OF REVENUE
                         OVER CERTAIN OPERATING EXPENSES

1.       Description of Portfolio
         ------------------------

         The accompanying statement of revenue over certain operating expenses (the "Statement") includes the combined operations of six multi-family properties (collectively, the "Intercapital Portfolio") which were acquired by Berkshire Realty Company, Inc. ("Berkshire") from an unrelated third-party. The apartment communities in the Intercapital Portfolio are summarized as follows:

         Property Name                                    Location             Number of Units
         -------------                             -----------------------   --------------------
         Yorktown Apartments                       Houston, TX                       563
         The Bluffs Apartments                     Austin, TX                        382
         Carlyle Place Apartments                  San Antonio, TX                   184
         Pinto Ridge Apartments                    Austin, TX                        238
         Lodge Apartments                          Houston, TX                       240
         6200 Gessner Apartments                   Houston, TX                       659

2.       Basis of Accounting:
         -------------------

         The accompanying Statement has been prepared on the accrual basis of accounting. This Statement has been prepared in accordance with Rule 3-14 of Regulation S-X of the Securities and Exchange Commission for real estate properties acquired. Accordingly, this statement excludes certain historical expenses not comparable to the operations of the property after acquisition, such as amortization, depreciation, property management fees, certain interest costs, corporate expenses and other costs not directly related to the future operations of the Intercapital Portfolio. Costs incurred in connection with residential turnover such as unit cleaning, painting, carpet cleaning or replacement and appliance replacement are included.

3.       Significant Accounting Policies
         -------------------------------

         Rental Revenue
         --------------

         Rental income attributable to residential rental agreements is recorded on the accrual method as earned. Apartment units are generally rented under lease agreements with terms of one year or less.

         Repairs and Maintenance
         -----------------------

         Costs incurred with residential turnover such as unit cleaning and carpet cleaning are expensed. Significant betterments and improvements are capitalized.

                             INTERCAPITAL PORTFOLIO
                     NOTES TO COMBINED STATEMENT OF REVENUE
                         OVER CERTAIN OPERATING EXPENSES
                                ($ in thousands)

3.       Significant Accounting Policies, continued
         ------------------------------------------

         Risks and Uncertainties
         -----------------------

         The preparation of statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

4.       Debt Assumption
         ---------------

         In connection with the acquisitions, the mortgage debt (the "Notes") encumbering Lodge Apartments and 6200 Gessner Apartments totaling $14,385 at December 31, 1997 was assumed. The interest expense reflected relates to the Notes assumed. The Notes bear interest at 8.51% and mature on June 1, 2001.

         Principal payments due on the Notes during the next five years are approximately as follows:


              1998                                        $   125
              1999                                            136
              2000                                            148
              2001                                         13,977


                                COOPER PORTFOLIO

                          COMBINED STATEMENT OF REVENUE

                         OVER CERTAIN OPERATING EXPENSES

                      for the year ended December 31, 1997

                        Report of Independent Accountants




To the Board of Directors and Stockholders of Berkshire Realty Company, Inc.:

We have audited the accompanying statement of revenue over certain operating expenses of the Cooper Portfolio (the "Properties") for the year ended December 31, 1997. This financial statement is the responsibility of the Properties' management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenue over certain operating expenses is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, this financial statement excludes certain expenses that would not be comparable with those resulting from the operation of the Properties after acquisition by Berkshire Realty Company, Inc. The accompanying financial statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of the Properties' revenue and expenses.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the revenue over certain operating expenses (as described in Note 2) of the Cooper Portfolio for the year ended December 31, 1997, in conformity with generally accepted accounting principles.



                                          /s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
September 11, 1998

                                COOPER PORTFOLIO
                       COMBINED STATEMENT OF REVENUE OVER
                           CERTAIN OPERATING EXPENSES
                             (dollars in thousands)


                                                                  For the Year            For the Six Months
                                                                     Ended                      Ended
                                                               December 31, 1997            June 30, 1998
                                                               -----------------            -------------
                                                                                             (Unaudited)

Revenue:
     Rental                                                     $        8,348              $        4,262
     Other                                                                 230                         185
                                                                ---------------             ---------------

                                                                         8,578                       4,447

Certain Operating Expenses (Notes 2 and 3):

     Real estate taxes and insurance                                       772                         379
     General and administrative                                            891                         394
     Repair and maintenance                                              1,336                         616
     Interest                                                            3,482                       1,719
     Utilities                                                             574                         326
                                                                ---------------             ---------------

                                                                         7,055                       3,434
                                                                ---------------             ---------------

     Excess of Revenue over Certain Operating Expenses          $        1,523              $        1,013
                                                                ===============             ===============



         The accompanying notes are an integral part of this statement.

                                COOPER PORTFOLIO
                     NOTES TO COMBINED STATEMENT OF REVENUE
                         OVER CERTAIN OPERATING EXPENSES
                             (dollars in thousands)


1.       Description of Portfolio
         ------------------------

         The accompanying statement of revenue over certain operating expenses (the "Statement") includes the combined operations of four multi-family properties (collectively, the "Cooper Portfolio") which were acquired by Berkshire Realty Company, Inc. ("Berkshire") from an unrelated third-party. The apartment communities in the Cooper Portfolio are summarized as follows:

             Property Name                                    Location             Number of Units
             -------------                                    --------             ---------------
             Essex House Apartments                     Atlanta, GA                      120
             River Parkway Apartments                   Atlanta, GA                      427
             Pines at Dunwoody Apartments               Atlanta, GA                      389
             Highlands at Briarcliff Apartments         Atlanta, GA                      140


2.       Basis of Accounting
         -------------------

         The accompanying Statement has been prepared on the accrual basis of accounting. This Statement has been prepared in accordance with Rule 3-14 of Regulation S-X of the Securities and Exchange Commission for real estate properties acquired. Accordingly, this statement excludes certain historical expenses not comparable to the operations of the property after acquisition, such as amortization, depreciation, property management fees, corporate expenses and other costs not directly related to the future operations of the Cooper Portfolio.

3.       Significant Accounting Policies
         -------------------------------

         Rental Revenue
         --------------

         Rental income attributable to residential rental agreements is recorded on the accrual method as earned. Apartment units are generally rented under lease agreements with terms of one year or less.

                                COOPER PORTFOLIO
                     NOTES TO COMBINED STATEMENT OF REVENUE
                         OVER CERTAIN OPERATING EXPENSES
                             (dollars in thousands)


3.       Significant Accounting Policies, continued
         ------------------------------------------

         Repairs and Maintenance
         -----------------------

         Cost incurred with residential turnover such as unit cleaning and carpet cleaning are expensed. Significant betterments and improvements are capitalized.

         Risks and Uncertainties
         -----------------------

         The preparation of statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.


         Unaudited Interim Information
         -----------------------------

         The statement of revenue over certain operating expenses for the six months ended June 30, 1998 is unaudited. In the opinion of management, all adjustments necessary for a fair presentation of such statement have been included. The results of operations for the period are not necessarily indicative of future operations.

                                COOPER PORTFOLIO
                     NOTES TO COMBINED STATEMENT OF REVENUE
                         OVER CERTAIN OPERATING EXPENSES
                             (dollars in thousands)


4.       Debt Assumption
         ---------------

         In connection with the acquisition, mortgage notes payable (the "Notes") encumbering the Cooper Properties of approximately $40,342 at December 31, 1997 were assumed. The interest expense reflected relates to the Notes assumed. The Notes require monthly payments of principal and interest and mature at various dates through 2027. The interest rates on the Notes range from 8.04% to 8.60%. Certain notes are subject to prepayment penalties of varying amounts in the event of early principal repayment.

         Principal payments due on the Notes during the next five years are approximately as follows:

              1998                                        $        443
              1999                                                 480
              2000                                                 521
              2001                                                 566
              2002                                                 614

                 BERKSHIRE REALTY COMPANY, INC. AND SUBSIDIARIES
                  PRO FORMA CONDENSED CONSOLIDATED INFORMATION
                                   (Unaudited)

The accompanying unaudited Pro Forma Condensed Consolidated Balance Sheet of Berkshire Realty Company, Inc. (the "Company") at June 30, 1998 is presented as if the acquisition of the Cooper Portfolio, acquired subsequent to June 30, 1998, had occurred as of June 30, 1998.

The accompanying unaudited Pro Forma Condensed Consolidated Statement of Operations for the six months ended June 30, 1998 and for the year ended December 31, 1997 are presented as if all significant activity related to the following transactions had occurred on January 1, 1997: (i) the consummation of the 1997 public offering and issuance of 2.7 million shares of preferred stock,
(ii) the acquisition of the previously completed 1997 acquisitions reported on Form 8-K previously filed with the Securities and Exchange Commission (the "1997 Acquisitions") (iii) the significant acquisitions, (as defined in SEC Rule "3-14") consummated in 1998 and detailed below (the "1998 Acquisitions"), (iv) the drawdown in the unsecured line of credit as a result of such acquisitions, and (v) the disposition of real estate properties which occurred between January 1, 1997 and June 30, 1998 previously filed on Forms 8-K.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with historical financial statements and notes thereto of the Company reported on Form 10-Q for the six months ended June 30, 1998 and Form 10-K/A for the year ended December 31, 1997.

The unaudited pro forma condensed consolidated financial information prepared by Berkshire Realty Company, Inc. is not necessarily indicative of what the actual results of operations would have been for the six months ended June 30, 1998 or for the year ended December 31, 1997, had the previously described transactions actually occurred on January 1, 1997 and the effect thereof carried forward through the six month period ended June 30, 1998, nor do they purport to present the future results of operations or financial position of the Company.


1998 Acquisitions included in the pro forma financial statements:

---------------------------------------------------------------------------------------------------------------
    Property Acquisition               Location              Apartment Units         Date of Acquisition(s)
    --------------------               --------              ---------------         ----------------------
---------------------------------------------------------------------------------------------------------------
   Intercapital Portfolio          Houston, Austin                2,266                   1/98 - 4/98
                                  & San Antonio, TX
---------------------------------------------------------------------------------------------------------------
      Cooper Portfolio               Atlanta, GA                  1,076                       7/98
---------------------------------------------------------------------------------------------------------------

                 BERKSHIRE REALTY COMPANY, INC. AND SUBSIDIARIES
                 PRO FORMA CONDENSED CONSOLIDATING BALANCE SHEET
                                  June 30, 1998
                                   (Unaudited)
                             (Dollars in thousands)

                                              Berkshire
                                              Realty                Cooper
                                              Company Inc.          Portfolio
                                              Historical            Acquisition             Pro Forma
                                              ------------          -----------             ----------

ASSETS

Multifamily apartment complexes,
  net of accumulated depreciation             $853,610              $59,266(a)             $ 912,876
Other real estate assets                        25,424                  -                     25,424
                                              --------             --------               ---------

       Total real estate assets                879,034               59,266                  938,300

Cash                                            13,878                 -                      13,878
Other assets                                    47,912                 -                      47,912
Workforce and intangible assets -
  net of accumulated amortization               15,965                 -                      15,965
                                              --------             --------               ---------

       Total assets                           $956,789             $ 59,266               $1,016,055
                                              ========             ========               ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

Mortgage notes payable                        $324,646             $ 40,420(b)             $ 365,066
Credit agreements and variable
  rate debt                                    167,096               18,846(a)               185,942
Other liabilities                               28,064                  -                     28,064
                                              --------              -------                ---------

       Total liabilities                       519,806               59,266                  579,072


Minority interest in Operating
  Partnership                                   87,757                  -                     87,757

Shareholders' equity                           349,226                  -                    349,226
                                              --------             --------                ---------

       Total liabilities and
         shareholders' equity                 $956,789             $ 59,266               $1,016,055
                                              ========             ========               ==========



    See accompanying notes to pro forma condensed consolidated balance sheet.

                 BERKSHIRE REALTY COMPANY, INC. AND SUBSIDIARIES
            NOTES TO PRO FORMA CONDENSED CONSOLIDATING BALANCE SHEET
                                  June 30, 1998
                                   (Unaudited)
                             (Dollars in thousands)


(a) Represents the purchase price, including closing costs of the accquisition of the Cooper Portfolio. The acquisition was funded by the drawdown from unsecured line of credit of $18,846 and the assumption of mortgage notes payable of $40,420.

(b) Mortgage notes payable assumed in conjunction with the acquisition of the Cooper Portfolio detailed as follows:

                                               Principal        Interest          Maturity
         Property                              Balance          Rate              Date
         --------                              -------          ----              ----
Essex House                                    $ 5,071          8.04%             4/2027
Highlands at Briarcliff                          5,311          8.04%             4/2022
Pines at Dunwoody                               12,838          8.04%             4/2025
River Parkway                                   17,200          8.60%             8/2006
                                               -------
                                               $40,420
                                               =======

                 BERKSHIRE REALTY COMPANY, INC. AND SUBSIDIARIES
            PRO FORMA CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                      For the Year Ended December 31, 1997
                                   (Unaudited)
                  (Dollars in thousands, except per share data)


                                                 Berkshire                                               1998 Acquisitions
                                                 Realty                                                  -----------------
                                                 Company Inc.                            1997       Intercapital       Cooper
                                                 Historical        Dispositions      Acquisitions     Portfolio       Portfolio
                                                 ------------      ------------      ------------   ------------      ---------
Revenue:                                                               (a)               (b)              (b)              (b)
     Rental                                       $109,974           $  (967)         $ 32,770        $ 13,657         $ 8,348
     Other income                                    5,525               (68)            1,498             585             230
                                                  --------           --------         --------        --------          ------

             Total revenue                         115,499            (1,035)           34,268          14,242          8,578
                                                  --------           --------         --------        --------          ------

Expenses:
     Property operating                             33,710              (173)            8,442           5,041           2,964
     Real estate taxes                              10,042               (92)            4,089           1,753            609
     Property management fees                          903               (60)             -                -               -
     Property management operations                  5,565               -               3,264             -               -
     General and administrative                      5,744               -                -                -               -
     Interest                                       24,006               -              10,054           1,228           3,482
     Amortization of workforce acquired              8,043               -                -                -               -
     Costs assoc. with Advisor Transaction           2,400               -                -                -               -
     Provision for loss                              1,850               -                -                -               -
     Depreciation and amortization                  35,273               -              11,986           3,893(f)        2,822(f)
                                                  --------           -------            ------          ------          ------

             Total expenses                        127,536              (325)           37,835          11,915           9,877
                                                  --------              ----            ------          ------          ------

Income (loss) from operations before
  Joint venture income (loss), minority
  interest and gains on sale of assets             (12,037)             (710)           (3,567)          2,327          (1,299)


Joint venture income (loss)                         (4,910)            4,910              -                -               -

Minority interest in Operating
     Partnership                                     2,154               -                -                -               -
                                                  --------           -------          --------          ------          ------

Income (loss) before gains on
  sales and extraordinary items                    (14,793)            4,200            (3,567)          2,327          (1,299)

Income allocated to preferred shareholders          (1,659)              -                -               -                -
                                                  ---------          -------           -------          ------          ------

Income (loss) allocated to common
  shareholders before gains on
  sales and extraodinary items                     (16,452)            4,200            (3,567)          2,327          (1,299)

Income(loss) per common share
before gains on sales and
extraordinary items
 (basic and diluted)                                  (.61)

Weighted average shares                         27,099,522



           See accompanying notes to pro forma condensed consolidated statement of operations.

                 BERKSHIRE REALTY COMPANY, INC. AND SUBSIDIARIES
            PRO FORMA CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                      For the Year Ended December 31, 1997
                                   (Unaudited)
                             (Dollars in thousands)


                                                            Other
                                                            Adjustments                 Pro Forma
                                                            -----------                 ---------
Revenue:
   Rental                                                    $   -                     $ 163,782
   Other income                                                   637(c)                   8,407
                                                              -------                    -------

             Total revenue                                        637                    172,189
                                                              -------

Expenses:
   Property operating                                            -                        49,984
   Real estate taxes                                             -                        16,401
   Property management fees                                      -                           843
   Property management operations                                 250(d)                   9,079
   General and administrative                                    -                         5,744
   Interest                                                     4,167(e)                  42,937
   Amortization of workforce
     acquired                                                    -                         8,043
   Costs assoc. with Advisor Transaction                 -                                 2,400
   Provision for loss                                            -                         1,850
  Depreciation and amortization                                  -                        53,974
                                                              -------                    -------

             Total expenses                                     4,417                    191,255
                                                              -------                    -------

Income (loss) from operations before
  Joint venture net income (loss), minority
  interest and gains on sale of assets                         (3,780)                   (19,066)


Joint venture net income (loss)                                  -                            -

Minority interest from Operating
  Partnership                                                   2,782(g)                   4,936
                                                              -------                     ------

Income (loss) before gains on
  sales and extraordinary items                                  (998)                   (14,130)

Income (loss) allocated to preferred shareholders              (4,499)(h)                 (6,158)
                                                              -------                     ------

Income (loss) allocated to common shareholders
   before gains on sales and extraordinary items               (5,497)                   (20,288)

Income (loss) per common share before gains on
   sales and extraordinary items
   (basic and diluted)                                                                      (.54)

Weighted average shares                                                               37,252,211


           See accompanying notes to pro forma condensed consolidated statement of operations.

                 BERKSHIRE REALTY COMPANY, INC. AND SUBSIDIARIES
       NOTES TO PRO FORMA CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                      For the Year Ended December 31, 1997
                                   (Unaudited)
                             (Dollars in thousands)


(a) Results of operations, for the following properties sold in 1997 and 1998, for the year ended December 31, 1997 are detailed below:

                                           Brookwood    Spring     College        Total
                                           Village      Valley     Plaza          Dispositions
                                           ---------    ------     -------        ------------
Revenue:
    Rental                                 $  -         $ -         $  (967)        $   (967)
    Other income                              -           -             (68)             (68)
                                           -------     -------      --------        --------

Total revenue                                 -           -          (1,035)          (1,035)
                                           -------     -------      -------         ---------

Expenses:
    Property operating                        -           -            (173)            (173)
    Real estate taxes                         -           -             (92)             (92)
    Property management fees                  -           -             (60)             (60)
    Property management operations            -           -              -               -
    General and administrative                -           -              -               -
    Interest                                  -           -              -               -
    Amortization of intangibles               -           -              -               -
    Non-recurring charges                     -           -              -               -
    Provision for loss                        -           -              -               -
    Depreciation and amortization             -           -              -               -
                                           -------    --------      -------          -------

Total expenses                                -           -            (325)            (325)
                                           -------    --------      -------          -------

(Income) loss from
operations                                    -            -           (710)            (710)

Joint venture net (income)
    loss                                      726      4,184             -             4,910
                                           ------     ------        -------           ------

(Income) loss before gains
on sales and extraordinary items              726      4,184           (710)           4,200
                                           ======     ======        =======        =========


(b) Approximates the historical results of operations for the period prior to acquisition, as adjusted for depreciation, for the 1998 Acquisitions and 1997 Acquisitions (detailed below) for the year ended December 31, 1997:


                                             SunChase &      Emerald        Citibank    Questar       Total 1997
                                             Polos West      Portfolio      Portfolio   Portfolio     Acquisitions
                                             ----------      ---------      ---------   -----------   ------------
Revenue:
     Rental                                  $  974          $ 2,813        $ 6,777     $ 22,206       $32,770
     Other income                               -                  7            282        1,209         1,498
                                             ------          -------        -------       ------       -------

     Total revenue                              974            2,820          7,059       23,415        34,268
                                             ------          -------        -------       ------       -------

Expenses:
     Property operating                         278            1,155          1,740        5,269         8,442
     Real estate taxes                          105              148            938        2,898         4,089
     Property management fees                   -               -              -             -             -
     Property management operations    -                        -              -           3,264         3,264
     General and administrative                 -               -              -             -             -
     Interest                                   157              831           -           9,066        10,054
     Amortization of intangibles                -               -              -             -             -
     Non-recurring charges                      -               -              -             -             -
     Provision for loss                         -               -              -             -             -
     Depreciation and amortization(f)           286              873          2,460        8,367        11,986
                                               ----           ------         -------      ------       -------

     Total expenses                             826            3,007          5,138       28,864        37,835
                                             ------           ------         -------      -------      --------

Income(loss)from operations                  $  148          $ (187)        $ 1,921     $ (5,449)      $(3,567)
                                             ======          =======        =======     =========      ========

                 BERKSHIRE REALTY COMPANY, INC. AND SUBSIDIARIES
       NOTES TO PRO FORMA CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                      For the Year Ended December 31, 1997
                                   (Unaudited)
                             (Dollars in thousands)



(c) Interest income of $637 on the $7,500 loan to be made pursuant to the Questar Transaction at 9.7% per annum for the period prior to acquisition.

(d) Additional property management operations of $250 attributable to the increased asset base.

(e) Pro forma effect of increase in interest expense related to the 1997 Acquisitions and the 1998 Acquisistions of the Cooper and Intercapital Portfolios.

                                            Average
                                            Historical
                                            Interest         Pro forma      Historical
                            Pro forma       Rate at          Interest       Interest
                            Balance         12/31/97         Expense        Expense               Adjustment

  Variable rate
  credit facility           $91,000         7.00%            $6,370         $1,879                $ 4,491

   Historical interest expense related to certain Questar mortgages totaling
   $9,891 which were refinanced subsequent to acquisition                                            (824)

   Pro forma interest expense on refinanced mortgage loans using a principal
   balance of $7,381 with interest at 7.75%                                                           500
                                                                                                   ------

                                                                            Total adjustment      $ 4,167
                                                                                                   ======

                 BERKSHIRE REALTY COMPANY, INC. AND SUBSIDIARIES
       NOTES TO PRO FORMA CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                      For the Year Ended December 31, 1997
                                   (Unaudited)
                             (Dollars in thousands)


(f) Detail of pro forma depreciation adjustment is presented as follows:

                                                                      Estimated
                                                                      Lives of
     Property                                    Basis                Assets (Yrs.)         Depreciation
     --------                                    -----                -------------         ------------

         1997 Acquisitions
         -----------------
         Polos West and Sunchase                   13,950             3 to 25                   286
         Emerald Portfolio                         27,360             3 to 25                   873
         Citibank Portfolio                        60,300             3 to 25                 2,460
         Questar Portfolio                        174,935             3 to 25                 8,367
                                                                                            -------
                                                                                             11,986
         1998 Acquisitions
         -----------------
         Intercapital Portfolio                    81,757             3 to 25                 3,893
         Cooper Portfolio                          59,266             3 to 25                 2,822
                                                                                            -------

         Pro forma depreciation adjustment                                                  $18,701
                                                                                            =======


(g) Pro forma minority interest (19.57%) in Operating Partnership.


(h) Preferred dividends on 2.7 million preferred shares issued at $25.00 per share with a dividend rate of 9%.

         Pro forma dividends                   Historical dividends                      Adjustment
         -------------------                   --------------------                      ----------

               $6,158                                  $1,659                              $4,499

                 BERKSHIRE REALTY COMPANY, INC. AND SUBSIDIARIES
            PRO FORMA CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                     For the Six Months Ended June 30, 1998
                                   (Unaudited)
                  (Dollars in thousands, except per share data)

                                                 Berkshire
                                                 Realty                            1998 Acquisitions(b)
                                                 Co.,  Inc.                  Intercapital   Cooper        Other
                                                 Historical   Dispositions   Portfolio      Portfolio   Adjustments       Pro Forma
                                                 ----------   ------------   ------------   ---------   -----------       ---------
Revenue:                                                         (a)
     Rental                                     $   81,633     $   (24)        $ 1,837        $ 4,262                  $    87,708
     Other income                                    3,494         (13)             79            185          -             3,745
                                               -----------   ---------         -------        -------      -------         -------

             Total revenue                          85,127         (37)          1,916          4,447          -            91,453
                                               -----------   ---------         -------        -------      -------         -------

Expenses:
     Property operating                             23,776         (18)            727          1,405          -            25,890
     Real estate taxes                               8,112          (7)            213            310          -             8,628
     Property management fees                           15          (5)             -              -           -                10
     Property management operations                  3,908           -              -              -           125(f)        4,033
     General and administrative                      3,365           -              -              -           -             3,365
     Interest                                       17,167           -             307          1,719        1,930(c)       21,123
     Costs associated with Advisor
       Transaction                                     -             -              -              -           -              -
     Amortization of acquired
       workforce                                     6,516           -              -              -           -             6,516
     Depreciation and amortization                  26,127           -             462(d)       1,411(d)       -            28,000
                                                 ---------    --------          ------        -------      -------         -------

             Total expenses                         88,986         (30)          1,709          4,845        2,055          97,565
                                                  --------    --------         -------        -------      -------         -------

Income (loss) from operations before joint
 venture net income (loss), minority interest
 and gains on sale of assets                        (3,859)         (7)            207           (398)      (2,055)         (6,112)


Joint venture net income (loss)                        132        (132)             -              -           -              -

Minority Interest in Operating
  Partnership                                        1,023           -              -              -           779 (e)       1,802
                                                  --------    --------          ------        -------      -------         -------

Income (loss) before gains on
  sales and extraordinary items                 $   (2,704)    $  (139)        $   207        $  (398)     $(1,276)    $    (4,310)

Income allocated to preferred shareholders          (3,096)          -              -              -           -            (3,096)
                                                  --------     -------         -------        -------      -------         -------

Income (loss) allocated to
  common shareholders before
  gains on sales and extraordinary
  items                                         $   (5,800)    $  (139)        $   207        $  (398)     $(1,276)    $    (7,406)

Income(loss) per common share
  before gains on sales and extraordinary
  items (basic and diluted)                           (.16)                                                                   (.20)

Weighted average shares                         36,677,369                                                              37,252,211



                  See accompanying notes to pro forma condensed
                     consolidated statement of operations.

                 BERKSHIRE REALTY COMPANY, INC. AND SUBSIDIARIES
       NOTES TO PRO FORMA CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                     For the Six Months Ended June 30, 1998
                                   (Unaudited)
                             (Dollars in thousands)

(a) Historical results of operations, for the following properties sold in 1998, for the six months ended June 30, 1998.


                                          College       Spring      Total
                                          Plaza         Valley      Dispositions
                                          -------       ------      ------------
Revenue:
   Rental                                 $   (24)      $  -        $   (24)
   Other income                               (13)         -            (13)
                                          -------       ------      --------
   Total revenue                              (37)         -            (37)
                                          -------       ------      --------

Expenses:
   Property operating                         (18)         -            (18)
   Real estate taxes                           (7)         -             (7)
   Property management fees                    (5)         -             (5)
   Property management operations             -            -             -
   General and administrative                 -            -             -
   Interest                                   -            -             -
   Amortization of intangibles                -            -             -
   Non-recurring charges                      -            -             -
   Provision from losses                      -            -             -
   Depreciation and amortization              -            -             -
                                          -------       ------       ------

Total expenses                                (30)         -            (30)
                                          -------       ------      -------

(Income) loss from
   operations                                  (7)         -             (7)
Joint venture net (income)
    loss                                      -           (132)        (132)
                                          -------       ------      -------

(Income) loss before gains
   on sales and extraordinary items           $(7)       $(132)     $  (139)
                                          =======       ======      =======


(b) Approximates the historical results of operations for period prior to acquisition, for the 1998 Acquisitions for the six months ended June 30, 1998.

(c) Pro forma effect of increase in interest expense related to the 1998 acquisitions of the Cooper and Intercapital Portfolios.

                                            Average
                                            Historical
                                            Interest         Pro forma      Historical
                            Pro forma       Rate at          Interest       Interest
                            Balance         6/30/98          Expense        Expense         Adjustment

  Variable rate
  credit facility           $ 115,000       6.9%              $ 3,968       $ 2,038         $ 1,930

                 BERKSHIRE REALTY COMPANY, INC. AND SUBSIDIARIES
       NOTES TO PRO FORMA CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                     For the Six Months Ended June 30, 1998
                                   (Unaudited)
                             (Dollars in thousands)


(d)  Detail of pro forma depreciation adjustment is presented as follows:

                                                                             Estimated
                                                                             Lives of
           Property                              Basis                       Assets (Yrs.)         Depreciation
           --------                              -----                       -------------         ------------

           1998 Acquisitions
           -----------------
           Intercapital Portfolio                 $81,757                    3 to 25               $  462
           Cooper Portfolio                        59,266                    3 to 25                1,411
                                                                                                   ------

           Pro forma depreciation adjustment                                                       $1,873
                                                                                                   ======





(e)  Pro forma minority interest (19.57%) in Operating Partnership.


(f) Additional property management operations of $125 attributable to the increased asset base.

================================================================================

No dealer, salesperson or any other individual has been authorized to give any information, or to make any representations, other than those contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.


                            -----------------------

                                TABLE OF CONTENTS


                                                                         Page
Available Information.......................................................5
Incorporation of Certain Documents by Reference.............................5
Special Note Regarding Forward-Looking Information..........................7
Risk Factors................................................................8
The Company................................................................19
Use of Proceeds............................................................21
Description of the Capital Stock of the Company............................22
Description of Units and Conversion of Units...............................29
Registration Rights........................................................40
Certain Federal Income Tax Considerations..................................41
Plan of Distribution.......................................................58
Experts....................................................................58
Legal Matters..............................................................58
Index to Financial Statements ............................................F-1


                                 582,919 Shares

                                BERKSHIRE REALTY
                                  COMPANY, INC.

                                  Common Stock

                             -----------------------
                                   PROSPECTUS

                               September __, 1998
                             -----------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.                Other Expenses of Issuance and Distribution.


Registration fee to the SEC......................................  $ 1,752.00
Printing expense.................................................    2,000.00
Accounting fees and expenses.....................................    2,000.00
Legal fees and expenses..........................................   25,000.00
Miscellaneous expenses...........................................    1,248.00
                                                                   ----------
            Total................................................  $32,000.00


            All fees and expenses are estimates except for the registration fee to the SEC.

Item 15.    Indemnification of Directors and Officers.

            The Company's Certificate provides for indemnification of the Company's officers and Directors to the fullest extent permitted by Sections 145 and 102(b)(7) of the Delaware General Corporation Law and relieves the Directors of certain monetary liabilities to the Company and its shareholders. In general, Delaware law permits the Company to indemnify its officers and Directors so long as they act in good faith and in a manner reasonably believed by them to be in, or not opposed to, the best interests of the Company. Subject to the provisions of Sections 145 and 102(b)(7) of the Delaware General Corporation Law, the Company intends to indemnify its officers and Directors against losses, liabilities and expenses (including attorneys' fees) incurred by them that are related to their being officers or Directors of the Company.

            The Company has purchased director and officer liability insurance for the purpose of providing a source of funds to help pay for any indemnification expenses it may incur.

Item 16.    Exhibits

      Exhibit Numbers   Description
      ---------------   -----------
         4.1(1)         Restated Certificate of Incorporation, as amended.
         4.2(2)         By-Laws, as amended.
         5.1            Opinion regarding legality.
         8.1            Opinion regarding certain tax matters.
        23.1            Consent of PricewaterhouseCoopers LLP, Independent
                        Accountants
        23.2            Consent of Hale and Dorr LLP (included in Exhibit 5.1
                        hereto).
        24.1            Power of Attorney (included on signature page hereto).
        99.1            Registration Rights Agreement dated May 1, 1995 among
                        Berkshire Realty Company, Inc. and certain limited partners of BRI OP Limited Partnership.


     (1) Incorporated herein by reference to Exhibit 3.3 filed with the Registrant's Registration Statement on Form S-4 (File No. 33-37592),
         Exhibit 3.11 filed with the Registrant's Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 (File No. 33-37592) and
         Exhibit 4.1 filed with the Registrant's Amendment No. 1 to Current Report on Form 8-K/A, dated October 14, 1997.

     (2) Incorporated herein by reference to Exhibit 3(ii) field with the Registrant's Amendment No. 1 to Current Report on Form 8-K/A, dated October 14, 1997.

Item 17.    Undertakings.

   (a)      The undersigned Registrant hereby undertakes:

     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) to include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

            (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or most recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the Registration Statement; and

           (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

            (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

            The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant for expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


                                   SIGNATURES

            Pursuant to the requirement of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts, on August 6, 1998.



                              BERKSHIRE REALTY COMPANY, INC.



                              By:       /s/ David F. Marshall
                                   ---------------------------------------------
                                   David F. Marshall, President,
                                   Chief Executive Officer and
                                   Director of Berkshire Realty Company, Inc.


            KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint David F. Marshall and Marianne Pritchard jointly, and each of them severally, his/her true and lawful agent and attorney-in-fact, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to execute and sign the Registration Statement filed herewith and any or all amendments or post-effective amendments to this Registration Statement (or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto each of such attorneys-in-fact and agents full power and authority to do each and every act and thing requisite and necessary in connection with such matters as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that each such agent or attorney-in-fact and his/her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

            Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


       SIGNATURE                               TITLE                                 DATE
       ---------                               -----                                 ----
/s/ Douglas Krupp                         Chairman of the                       August 6, 1998
-------------------------------------     Board and Director of
Douglas Krupp                             Berkshire Realty
                                          Company, Inc.


/s/ David F. Marshall                     President, Chief                      August 6, 1998
-------------------------------------     Executive Officer and
David F. Marshall                         Director of Berkshire
                                          Realty Company, Inc.
                                          (Principal Executive
                                          Officer)


/s/ Marianne Pritchard                    Executive Vice                        August 6, 1998
-------------------------------------     President and Chief
Marianne Pritchard                        Financial Officer of
                                          Berkshire Realty
                                          Company, Inc.
                                          (Principal Financial
                                          Officer)


/s/ Kenneth J. Richard                    Senior Vice President                 August 6, 1998
-------------------------------------     and Chief Accounting
Kenneth J. Richard                        Officer of Berkshire
                                          Realty Company, Inc.
                                          (Principal Accounting
                                          Officer)


/s/ Terrance R. Ahern                     Director of Berkshire                 August 6, 1998
-------------------------------------     Realty Company, Inc.
Terrance R. Ahern


/s/ David M. deWilde                      Director of Berkshire                 August 6, 1998
-------------------------------------     Realty Company, Inc.
David M. deWilde


/s/ J. Paul Finnegan                      Director of Berkshire                 August 6, 1998
-------------------------------------     Realty Company, Inc.
J. Paul Finnegan


/s/ Charles N. Goldberg                   Director of Berkshire                 August 6, 1998
-------------------------------------     Realty Company, Inc.
Charles N. Goldberg


/s/ Paul D. Kazilionis                    Director of Berkshire                 August 6, 1998
-------------------------------------     Realty Company, Inc.
Paul D. Kazilionis


/s/ E. Robert Roskind                     Director of Berkshire                 August 6, 1998
-------------------------------------     Realty Company, Inc.
E. Robert Roskind


/s/ Arthur P. Solomon                     Director of Berkshire                 August 6, 1998
-------------------------------------     Realty Company, Inc
Arthur P. Solomon


                                  EXHIBIT INDEX


The following exhibits are filed as part of this Registration Statement on Form S-3.



      Exhibit Numbers   Description
      ---------------   -----------
         4.1(1)         Restated Certificate of Incorporation, as amended.
         4.2(2)         By-Laws, as amended.
         5.1            Opinion regarding legality.
         8.1            Opinion regarding certain tax matters.
        23.1            Consent of PricewaterhouseCoopers LLP, Independent
                        Accountants
        23.2            Consent of Hale and Dorr LLP (included in Exhibit 5.1
                        hereto).
        24.1            Power of Attorney (included on signature page hereto).
        99.1            Registration Rights Agreement dated May 1, 1995 among
                        Berkshire Realty Company, Inc. and certain limited partners of BRI OP Limited Partnership.


     (1) Incorporated herein by reference to Exhibit 3.3 filed with the Registrant's Registration Statement on Form S-4 (File No. 33-37592),
          Exhibit 3.11 filed with the Registrant's Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 (File No. 33-37592) and
          Exhibit 4.1 filed with the Registrant's Amendment No. 1 to Current Report on Form 8-K/A, dated October 14, 1997.

     (2) Incorporated herein by reference to Exhibit 3(ii) field with the Registrant's Amendment No. 1 to Current Report on Form 8-K/A, dated October 14, 1997.